Filed pursuant to Rule 253(g)(2)

File No. 024-11610

OFFERING CIRCULAR DATED SEPTEMBER 9, 2021

HAMMITT, INC.

 2101 PACIFIC COAST HIGHWAY

HERMOSA BEACH, CA 90254

310-292-5200

UP TO 22,727,273 SHARES OF CLASS B COMMON STOCK INCLUDING 831,346 SHARES TO BE

SOLD BY SELLING SHAREHOLDERS(1)(5)

MINIMUM INVESTMENT 500 SHARES OF CLASS B COMMON STOCK ($550.00)

SEE “SECURITIES BEING OFFERED” AT PAGE 41

	Price to Public	Broker-Dealer discount and commissions (2)	Proceeds to issuer	Proceeds to other persons (4)
Price Per share	$1.10	$0.011	$1.089	$1.089
Total Maximum	$25,000,000	$250,000	$23,844,664	$905,336

(1)	The company is offering up to 22,727,273 shares of Class B Common Stock. A selling shareholder is offering up to 831,346 shares of Class B Common Stock after the company has raised $10 million in gross proceeds in the offering.

(2)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission payable by the company and the selling shareholder, as applicable, but it does not include the one-time set-up fees payable by the company to Dalmore of $5,000, one-time consulting fees payable by the company to Dalmore of $20,000 and $2,000 in FINRA fees. See “Plan of Distribution and Selling Shareholders” for details.

(3)	The company expects that the minimum amount of expenses of the offering that we will pay will be approximately $156,500 regardless of the number of shares that are sold in this offering. This estimate includes Dalmore fees, auditor fees, legal fees, state filing fees and edgarization fees. In the event that the maximum offering amount is sold, the total offering expenses will be approximately $2,581,500. This estimate includes Dalmore fees, auditor fees, legal fees, state filing fees, marketing fees, credit card fees of 4% and edgarization fees.

(4)	The proceeds represent amounts to be paid to a selling shareholder listed in this Offering Circular. See “Plan of Distribution and Selling Shareholders.”

(5)	On August 17, 2021 the company effected a 6-for-1 stock split; these share numbers are on a post-split basis.

This offering will terminate at the earlier of (1) the date at which the maximum offering amount has been sold, (2) September 8, 2022, or (3) the date at which the offering is earlier terminated by the company at its sole discretion. The company has engaged Prime Trust, LLC (the “Escrow Agent” and “Custodian”) to hold funds tendered by investors and provide other services to our company. The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $550.00 (500 shares), there is no minimum number of shares that needs to be sold in order for funds to be released to the company and for this offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Each holder of the Hammitt Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of the Class C Common Stock are entitled to three votes per share of Class C Common Stock and will continue to hold a majority of the voting power of all of the company’s equity stock at the conclusion of this offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION. GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities will commence on approximately September 9, 2021.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth company.”

In this Offering Circular, the term “Hammitt,” “we,” “us, “our” or “the company” refers to Hammitt, Inc., a California corporation. On August 17, 2021 the company effected a 6-for-1 stock split; all the share numbers in this Offering Circular, except in the financial statements and unless indicated otherwise, are on a post-split basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Overview

Hammitt, Inc. was organized in the State of California on August 12, 2008. The company designs, markets and sells luxury handbags and accessories. The company’s products are sold through traditional (wholesale) retail channels and online (direct to consumer (“DTC”)). Our handbags and accessories are available on our website at www.hammitt.com. The content on this website are not incorporated by reference into this Offering Circular or in any other report or document we file with the SEC.

Our mission: A client-focused, functional and fresh approach to modern handbags.

In 2008, a small team of Californians began shaping a new, client-focused initiative to create a handbag company where fashion meets function. Using what we believe to be only the highest quality materials, our experienced design team began creating products where comfort and style reign supreme. Since then, we have committed our design efforts to surprise and delight our clients through innovation and evolving functionality.

Each style starts with an idea to solve a problem – making our clients’ lives easier and also more colorful. Our designs come to life through carefully selected materials and thoughtful development and testing. Over the years, our unique, eye-catching handbags with our signature rivets have developed a loyal and passionate following. We are also happy to report that we believe we have been successful in growing the brand without sacrificing quality or compromising our clients’ needs.

Our products

The company sells luxury handbags and accessories. The products aim to be functional and fashionable and are typically adorned with our signature rivets.

Handbag styles change, but as of the date of this Offering Circular the company sells this current product mix of handbags:

•	Backpacks

•	Clutches and evening bags

•	Crossbody bags
•	Satchels and shoulder bags

•	Totes

In addition to handbags, the company also sells various accessories, including but not limited to the following:

•	Belts

•	Card holders

•	Jewelry cases

•	Luggage tags

•	Makeup bags

•	Phone cases

•	Straps

•	Sunglass cases

•	Wallets

•	Leather cleaner

THE OFFERING

Offering Summary (1)

Securities offered:	Maximum of 22,727,273 shares of Class B Common Stock. Of these shares, up to 831,346 are being offered by the selling shareholders.

Class A Common Stock outstanding immediately before the offering (2)	6,313,188 shares
Class A Common Stock outstanding immediately after the offering (2)	6,313,188 shares
Class B Common Stock outstanding immediately before the offering	6,313,188 shares
Class B Common Stock outstanding immediately after the offering	29,871,807 shares
Class C Common Stock outstanding immediately before the offering	56,818,698 shares
Class C Common Stock outstanding immediately after the offering	56,818,698 shares
Class A Preferred Stock outstanding immediately before the offering	15,963,900 shares
Class A Preferred Stock outstanding immediately after the offering	15,963,900 shares
Class B Preferred Stock outstanding immediately before the offering	7,034,826 shares
Class B Preferred Stock outstanding immediately after the offering	7,034,826 shares

Share Price	$1.10
Minimum Investment	$550.00
Use of Proceeds	If the company successfully raises the maximum amount under this raise it intends to use the proceeds for digital advertising, inventory, working capital and opening additional retail locations.

(1)	This offering summary is on a post-split basis.
(2)	Does not include: (i) shares issuable upon the exercise of options issued under the Hammitt 2018 Incentive Stock Option Plan (the “2018 Incentive Plan”) of which 14,313,474 have been issued out of a total of 14,913,456 authorized or (ii) 1,795,986 Class A Common Stock Warrants.

Implications of Being an Emerging Growth company

As an issuer with less than $1 billion in total annual gross revenues during its last fiscal year, the company will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when the company becomes subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company Hammitt:

•	will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from its shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after its initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that the company no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if the company has more than $1 billion in annual revenues, have more than $700 million in market value of its common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that the company may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary Risk Factors

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	The company is currently operating at a net loss.

•	If the company cannot raise sufficient capital, it may not succeed.

•	Future fundraising may affect the rights of investors.

•	Management discretion as to use of proceeds.

•	Any valuation at this stage is difficult to assess.

•	The company’s founder has control of the Board of Directors.

•	Our business is subject to the risks inherent in global sourcing activities.

•	The growth of our business depends on the successful execution of our growth strategies, including our omni-channel expansion efforts and our ability to acquire and retain new customers in a cost effective manner.

•	Our success depends, in part, on attracting, developing and retaining qualified employees, including key personnel.

•	Significant competition in our industry could adversely affect our business.

•	Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.

•	Any interruption or termination with our manufacturer could harm our business, including the impact of COVID-19, and the imposition of duties and tariffs by the United States government on Chinese goods.

•	The company is reliant on its third-party manufacturer to maintain an amicable relationship, create products pursuant to exact specifications and protect trade secrets.

•	The success of our business relies heavily on price integrity, product integrity, brand integrity, exceptional customer experience and our ability to respond to changing fashion and retail trends in a timely manner.

•	Our operating results are subject to seasonal and quarterly fluctuations.

•	Economic conditions could materially adversely affect our financial condition, results of operations and consumer purchases of luxury items.

•	Our business is subject to computer system disruption and cyber security threats, including a personal data or security breach, which could damage our relationships with our customers, harm our reputation, expose us to litigation and adversely affect our business.

•	Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brands and negatively affect sales.

•	There is no current market for any shares of the company’s stock.

•	Investors will hold minority non-voting interests in the company.

•	We may be forced to register with the SEC before we are ready.

•	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

•	The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

•

Investors in this Offering will be required to hold their securities in a custodial account and enter into a custody account agreement under which they will incur an annual account fee. The company will not close on an investment and issue shares to any investor that fails to enter into the custody account agreement.

•	The Covid-19 pandemic and resulting adverse economic conditions are and may continue to have a material adverse impact on our business, financial condition, results of operations and cash flows.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the company and Its Business

The company is currently operating at a net loss. The company incurred a net loss of $(918,527) and $(628,989) for the years ended December 31, 2020 and December 31, 2019, respectively. The likelihood of the company’s creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its products. Further, our planned growth and geographic expansion in brick & mortar may delay the company’s path to profitability. There is no assurance that the company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

If the company cannot raise sufficient capital, it may not succeed. The company is offering up to 22,727,273 shares of Class B Common Stock in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise a substantially lesser amount than the maximum amount that it seeks, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as debt securities or loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Management discretion as to use of proceeds. The company’s success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in “Use of Proceeds” is an estimate based on the company’s current business plan. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The company’s founder has control of the Board of Directors. Anthony Drockton holds approximately 56% of the company’s voting stock as of December 31, 2020. Pursuant to the Third Amended and Restated Articles of Incorporation he has certain voting rights. Below is a break-down of those rights:

•	Anthony Drockton is the only holder of Class C Common Stock. He is entitled to three votes for each share on all matters submitted to a vote of the shareholders.

•	Together with the holders of Class A Common Stock, holders of Class C Common Stock are entitled to elect two directors.

•	Currently, there are three directors, and Anthony is the Chairman of the Board of Directors.

Our business is subject to the risks inherent in global sourcing activities. As a company engaged in sourcing on a global scale, we are subject to the risks inherent in such activities, including, but not limited to:

•	imposition of additional duties, taxes and other charges or restrictions on imports or exports;

•	unavailability of, or significant fluctuations in the cost of, raw materials;

•	compliance by us and our independent manufacturer and suppliers with labor laws and other foreign governmental regulations;

•	increases in the cost of labor, fuel (including volatility in the price of oil), travel and transportation;

•	compliance by our independent manufacturers and suppliers with our Supplier Code of Conduct and other applicable compliance policies;

•	compliance with applicable laws and regulations, including other laws and regulations regarding the sourcing of materials in the company’s products, the FCPA and other global anti-corruption laws, as applicable, and other U.S. and international regulations and requirements;

•	regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions by any government or regulatory authority in the jurisdictions where we conduct business, such as the listing of a person or entity as a Specially Designated National or Blocked Person by the U.S. Department of the Treasury’s Office of Foreign Assets Control and the issuance of Withhold Release Orders by the U.S. Customs and Border Patrol;

•	disruptions or delays in shipments whether due to port congestion, other shipping capacity constraints or other factors, which may result in increased inbound freight costs;

•	loss or impairment of key manufacturing or distribution sites;

•	inability to engage new independent manufacturers that meet the company’s cost-effective sourcing model;

•	product quality issues;

•	political unrest, including protests and other civil disruption;

•	public health crises, such as pandemic and epidemic diseases, and other unforeseen outbreaks;

•	natural disasters or other extreme weather events, whether as a result of climate change or otherwise;

•	acts of war or terrorism and other external factors over which we have no control.

We are subject to labor laws governing relationships with employees, including minimum wage requirements, overtime, working conditions, and citizenship requirements. Compliance with these laws may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation

In addition, we require our independent manufacturer and suppliers to operate in compliance with applicable laws and regulations; however, we do not control this manufacturer or suppliers or their labor, environmental or other business practices. The violation of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer’s or supplier’s labor practices from those generally accepted as ethical or appropriate in the U.S., could interrupt or otherwise disrupt the shipment of our products, harm our trademarks or damage our reputation. The occurrence of any of these events could materially adversely affect our business, financial condition and results of operations.

We are dependent on a limited number of distribution and sourcing centers. Our ability to meet the needs of our customers and our retail stores and e-commerce sites depends on the proper operation of these centers. If any of these centers were to shut down or otherwise become inoperable or inaccessible for any reason, including as a result of the ongoing Covid-19 pandemic, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our retail and wholesale customers. While we have business continuity and contingency plans for our sourcing and distribution center sites, significant disruption of manufacturing or distribution for any of the above reasons could interrupt product supply, result in a substantial loss of inventory, increase our costs, disrupt deliveries to our customers and our retail stores, and, if not remedied in a timely manner, could have a material adverse impact on our business.

Because our distribution centers include automated and computer controlled equipment, they are susceptible to risks including power interruptions, hardware and system failures, software viruses, and security breaches. We maintain distribution centers in Los Angeles and San Diego operated by Hammitt and G Global. The warehousing of the company's merchandise, store replenishment and processing direct-to-customer orders is handled by these centers and a prolonged disruption in any center’s operation could materially adversely affect our business and operations.

The growth of our business depends on the successful execution of our growth strategies, including our omni-channel expansion efforts and our ability to acquire and retain new customers in a cost effective manner. Our growth depends on our ability to acquire and retain new customers in a cost effective manner via in-store experiences and through effective digital marketing. Omni channel expansion efforts a/k/a digital marketing is costly. The Company must balance the cost of digital marketing with expansion efforts into brick and mortar stores. The continued success of the company is reliant on acquiring and retaining new customers. Failure by the company to successfully utilize digital marketing strategies and/or brick and mortar store locations could adversely affect its business operations.

Our success depends, in part, on attracting, developing and retaining qualified employees, including key personnel. The ability to successfully execute against our goals is heavily dependent on attracting, developing and retaining qualified employees, including our senior management team. Competition in our industry to attract and retain these employees is intense and is influenced by our ability to offer competitive compensation and benefits, employee morale, our reputation, recruitment by other employers, perceived internal opportunities, non-competition and non-solicitation agreements and macro unemployment rates. Our operational efficiency initiatives as well as acquisitions and related integration activity may intensify this risk.

We depend on the guidance of our senior management team and other key employees who have significant experience and expertise in our industry and our operations. There can be no assurance that these individuals will remain with us or that we will be able to identify and attract suitable successors for these individuals. The loss of one or more of our key personnel or the direct or indirect consequences of results thereof, or any negative public perception with respect to these individuals or the loss of these individuals, could have a material adverse effect on our business, results of operations and financial condition. We maintain key-person life insurance policies on Anthony J Drockton the company Chairman.

Significant competition in our industry could adversely affect our business. We face intense competition in the product lines and markets in which we operate, including from many competitors with greater resources than ours. Our competitors are European and American luxury brands, as well as private label retailers. There is a risk that our competitors may develop new products or product categories that are more popular with our customers or that the size and resources of some of our competitors may allow them to compete more effectively. We may be unable to anticipate the timing and scale of such product introductions by competitors, which could harm our business. Our ability to compete also depends on the strength of our brand, whether we can attract and retain key talent, and our ability to protect our trademarks and design patents. A failure to compete effectively could adversely affect our growth and profitability.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products. Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by an unforeseen factor, such as the Covid-19 pandemic, we may be faced with significant excess inventories for some products and missed opportunities for other products. If that occurs, we may be forced to rely on destruction, donation, markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

Any interruption or termination with our manufacturer could harm our business, including the impact of COVID-19, and the imposition of duties and tariffs by the United States government on Chinese goods. Most of products are manufactured in China with additional capacity in India and Europe. Our main factory in China is an investor in the company, MGI Enterprises LTD. Some of the challenges we may experience with our manufacturer include: (i) insufficient product capacity, (ii) errors in making products to our specifications, inability to obtain sufficient raw materials, poor quality control, failure to meet production deadlines, increases in manufacturing costs an failure to property use our intellectual property. If our relationship with our manufacturer is interrupted or terminated, whether by us or them, we would need to locate alternative manufacturing sources. Establishing new manufacturing relationships involves numerous uncertainties, and we may not be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms. If we were required to replace our manufacturer, we would likely experience increased cots, substantial disruption in the manufacturer and shipment of our products and a loss of sales. COVID-19 could have a similar impact if any of our supplier or our manufacturer is required to shut down, suspend manufacturing or otherwise discontinue operations due to COVID-19 and government restrictions. We are required to pay federal tariffs to the US government because or products are foreign made goods. We currently pay federal duties ranging from 15 to 35% on our goods. The federal government has the ability to increase these duties. If additional duties are imposed, our margins and earnings may be negatively affected. We cannot predict the nature of any additional duties or tariffs that are pending but tariffs can be changed without notice to use.

The company is reliant on its third-party manufacturer to maintain an amicable relationship, create products pursuant to exact specifications and protect trade secrets. The company relies on its third-party manufacturers, to produce its products pursuant to specifications provided by the company. The company trusts that the manufacturers will (i) product its products exactly as directed so that the brand integrity of the products are maintained and (ii) use reasonable efforts to protect trade secrets. The company cannot assure you that the manufacturer will (i) produce products that are uniform in design and quality and (ii) not unintentionally or willfully, disclose the company's trade secrets to competitors or other third parties. Variations in the production or failure of the manufacturer to maintain trade secrets could have a material adverse effect on the company’s consolidated financial results and on your investment.

The success of our business relies heavily on price integrity, product integrity, brand integrity, exceptional customer experience and our ability to respond to changing fashion and retail trends in a timely manner. Any misstep in price integrity, product integrity, design, executive leadership, exceptional customer service, and or marketing, could negatively affect the image of our brand with our customers. Furthermore, the products we have historically marketed and those that we plan to market in the future are becoming increasingly subject to rapidly changing fashion trends and consumer preferences, including the increasing shift to digital brand engagement and social media communication. If we do not anticipate and respond promptly to changing customer preferences and fashion trends in the design, production, and styling of our products, as well as create compelling marketing campaigns that appeal to our customers, our sales and results of operations may be negatively impacted. Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies. Even if our products, marketing campaigns and retail environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact our business, financial condition, and results of operations.

Our operating results are subject to seasonal and quarterly fluctuations. The company's results are typically affected by seasonal trends. We have historically realized, and expect to continue to realize, higher sales and operating income in the fourth quarter of our fiscal year. Poor sales in the company's fourth fiscal quarter would have a material adverse effect on its full year operating results and result in higher inventories. In addition, fluctuations in net sales, operating income and operating cash flows of the company in any fiscal quarter may be affected by the timing of wholesale shipments and other events affecting retail sales, including adverse weather conditions or other macroeconomic events, including the impact of the Covid-19 pandemic.

Risks Related to Global Economic Conditions and Legal and Regulatory Matters

Economic conditions could materially adversely affect our financial condition, results of operations and consumer purchases of luxury items. Our results can be impacted by a number of macroeconomic factors, including but not limited to consumer confidence and spending levels, tax rates, unemployment, consumer credit availability, raw materials costs, pandemics (such as the ongoing Covid-19 pandemic) and natural disasters, fuel and energy costs (including oil prices), global factory production, commercial real estate market conditions, credit market conditions and the level of customer traffic in malls and shopping centers. The Covid-19 pandemic has severely impacted and will likely continue to impact many of these factors.

Demand for our products, and consumer spending in the premium handbag and accessories categories generally, is significantly impacted by trends in consumer confidence, general business conditions, interest rates, foreign currency exchange rates, the availability of consumer credit, and taxation. Consumer purchases of discretionary luxury items, such as the company's products, tend to decline during recessionary periods or periods of sustained high unemployment, when disposable income is lower.

Unfavorable economic conditions, as well as travel restrictions and potential changes in consumer behavior resulting from the Covid-19 pandemic, may also reduce consumers’ willingness and ability to travel to major cities and vacation destinations in which our stores are located.

Our business is subject to computer system disruption and cyber security threats, including a personal data or security breach, which could damage our relationships with our customers, harm our reputation, expose us to litigation and adversely affect our business. We depend on digital technologies for the successful operation of our business, including corporate email communications to and from employees, customers, stores and vendors, the design, manufacture and distribution of our finished goods, digital marketing efforts, collection and retention of customer data, employee and vendor information, the processing of credit card transactions, online e-commerce activities and our interaction with the public in the social media space. Since the outbreak of the Covid-19 pandemic, the majority of our corporate employees and contractors have worked remotely for some time and many continue to do so, which has increased our dependence on digital technology during this period. The possibility of a cyber-attack on any one or all of these systems is a serious threat. The retail industry, in particular, has been the target of many recent cyber-attacks. As part of our business model, we collect, retain, and transmit confidential information over public networks. In addition to our own databases, we use third party service providers to store, process and transmit this information on our behalf. Although we contractually require these service providers to implement and use reasonable and adequate security measures, we cannot control third parties and cannot guarantee that a personal data or security breach will not occur in the future either at their location or within their systems. We also store all designs, goods specifications, projected sales and distribution plans for our finished products digitally. We have enterprise class and industry comparable security measures in place to protect both our physical facilities and digital systems from attacks. Despite these efforts, however, we may be vulnerable to targeted or random personal data or security breaches, acts of vandalism, computer malware, misplaced or lost data, programming and/or human errors, or other similar events.

Awareness and sensitivity to personal data breaches and cyber security threats by consumers, employees and lawmakers is at an all-time high. Any misappropriation of confidential or personal information gathered, stored or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees and investors. We may also incur significant costs implementing additional security measures to protect against new or enhanced data security or privacy threats, or to comply with current and new state, federal and international laws governing the unauthorized disclosure of confidential and personal information which are continuously being enacted and proposed such as the General Data Protection Regulation (GDPR) in the E.U. and the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA) in the U.S.A., as well as increased cyber security and privacy protection costs such as organizational changes, Covid-19 employee and visitor health checks deploying additional personnel and protection technologies, training employees, engaging third party experts and consultants and lost revenues resulting from unauthorized use of proprietary information including our intellectual property. Lastly, we could face sizable fines, significant breach containment and notification costs to supervisory authorities and the affected data subjects, and increased litigation as a result of cyber security or personal data breaches.

In addition, we have e-commerce in the U.S. Given the robust nature of our e-commerce presence and digital strategy, it is imperative that we maintain uninterrupted operation of our: (i) computer hardware, (ii) software systems, (iii) customer marketing databases, and (iv) ability to email our current and potential customers. Despite our preventative efforts, our systems are vulnerable from time-to-time to damage, disruption or interruption from, among other things, physical damage, natural disasters, inadequate system capacity, system issues, security breaches, email blocking lists, computer malware or power outages. Any material disruptions in our e-commerce presence or information technology systems could have a material adverse effect on our business, financial condition and results of operations.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brands and negatively affect sales. We believe our trademarks, copyrights, patents, and other intellectual property rights are extremely important to our success and our competitive position. We devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. In spite of our efforts, counterfeiting still occurs and if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright, or patent this could adversely affect our future sales, financial condition, and results of operations. We are aggressive in pursuing entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future. Our trademark applications may fail to result in registered trademarks or provide the scope of coverage sought. Furthermore, our efforts to enforce our intellectual property rights are often met with defenses and counterclaims attacking the validity and enforceability of our intellectual property rights. Unplanned increases in legal fees and other costs associated with defending our intellectual property rights could result in higher operating expenses. Finally, many countries’ laws do not protect intellectual property rights to the same degree as U.S. laws.

Risks Related to Securities in this Offering

There is no current market for any shares of the company’s stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors will hold minority non-voting interests in the company. The company has already issued 6,313,188 shares of its Class A Common Stock and 56,818,698 of its Class C Common Stock. Both of which are voting common stock. Investors will hold minority interests in the company and will not be able to direct its operations.

We may be forced to register with the SEC before we are ready. Some of our investors have registration rights under our Investors’ Rights Agreement, which appears as Exhibit 3.1 to the Offering Statement of which this Offering Circular forms a part. These registration rights may require us to become a reporting company with the SEC. Beginning on December 18, 2023, certain investors may have the right and may decide to make a demand registration for an underwritten public offering of our securities. See “Securities Being Offered – Preferred Stock – Registration Rights” below. The financial and time burdens of registration with, and reporting to, the SEC are considerable, and if we are required to undertake this process before we are ready, it could have a negative effect on our business and operations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Shareholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this Offering will be required to hold their securities in a custodial account and enter into a custody account agreement under which they will incur an annual account fee. The company will not close on an investment and issue shares to any investor that fails to enter into the custody account agreement. Investors in this Offering will be required to enter into a custody account agreement with Prime Trust, LLC (the “Custodian”), who is also acting as the company’s Escrow Agent. This will occur after investors' subscriptions have been submitted, including placing their funds in escrow, and AML and KYC checks have been completed. The company will notify investors when such checks have been completed so they may complete the process. If an investor fails to complete the subscription process by entering into the custody account agreement before the Offering is terminated, the company will return their funds. See “Plan of Distribution -- Process of Subscribing” for more information. By entering into the custody account agreement, an investor agrees that all securities of the company acquired by the investor will be held in the account and that the Custodian will be recognized on the company’s stock registers as the holder of record of such securities. Investors will be recorded on the Custodian’s books as “beneficial owners” of the securities. Those beneficial owners will need to issue instructions to the Custodian to transfer, buy, sell, or exercise any of their securities held in the custody account.

Risks Related to COVID-19

The Covid-19 pandemic and resulting adverse economic conditions are and may continue to have a material adverse impact on our business, financial condition, results of operations and cash flows. The Covid-19 pandemic has impacted a significant majority of the regions in which we operate, disrupting operations, consumer spending and global supply chains and creating significant disruption and volatility of financial markets. The impacts of Covid-19 have and may continue to materially adversely impact our operations, cash flow and liquidity. In March 2020, the outbreak was labeled a global pandemic by the World Health Organization. National, state and local governments have responded to the Covid-19 pandemic in a variety of ways, including, but not limited to, by declaring states of emergency, restricting people from gathering in groups or interacting within a certain physical distance (i.e., social distancing), requiring individuals to stay at home, and in most cases, ordering non-essential businesses to close or limit operations. The company had temporarily closed the majority of its directly operated stores for some period of time to help reduce the spread of Covid-19 during fiscal 2020. As of the end of the fiscal year, the majority of the company’s stores re-opened for either in-store or curb-side service and they continued to operate since then, however, some store locations have experienced temporary re-closures or are operating under tighter restrictions in compliance with local government regulation. Many of the company’s wholesale partners also closed their bricks and mortar stores as required by government orders during the third and fourth fiscal quarter of fiscal 2020, and while the majority of stores have reopened, they have also been subject to temporarily re-closures and tighter capacity restrictions operating in compliance with the rules of certain local governments.

The global Covid-19 pandemic is continuously evolving and the extent to which the pandemic ultimately impacts our results and our business - including unforeseen increased costs to our business - will depend on future developments, which are highly uncertain and cannot be predicted, including the ultimate duration, severity and sustained geographic resurgence of the virus and the success of actions to contain the virus, including variants of the novel strain, or treat its impact, among others. While the full magnitude of the effects on our business is difficult to predict at this time, the Covid-19 pandemic has and is expected to continue to have a material adverse impact on our business, financial condition, and results of operations. Although the ultimate severity and impact of the Covid-19 pandemic is uncertain at this time and depends on future events outside of our control, our business is expected to continue to be adversely impacted by several factors, including, but not limited to:

●	The potential economic effects of the pandemic, including a possible recession, increased unemployment and decreased consumer credit availability, may result in lower consumer confidence and decreased disposable income and discretionary spending levels, which may lead to reduced sales of our products. Unfavorable economic conditions, fears of becoming ill and sustained travel restrictions may also reduce consumers’ willingness and ability to travel to major cities and vacation destinations in which the company’s stores are located. Furthermore, reduced discretionary spending may result in an excess of inventory throughout the industry, which could lead to increased pressure on our gross margin in the near term if the company has to increase promotional activity above its normal levels to sell through its existing product.

●	Social distancing measures and general consumer behaviors due to the Covid-19 pandemic may continue to impact mall and store traffic even after stores return to normal operations, which may have a further negative impact on our business. Furthermore, declines in traffic beyond our current exceptions could result in additional impairment charges if expected future cash flows of the related asset group do not exceed the carrying value.

●	We continue to sell products through our stores and through our e-commerce sites. The majority of our distribution centers remain open and operational through the date of this Offering Circular; however, such distribution centers may be forced to close or limit operations due to governmental mandates, health and safety concerns, or illness or absence of a substantial number of distribution center employees. We have and may continue to experience delays in the shipment or delivery of our products due to capacity constraints, shipping delays or port congestion.

●	We source and manufacture our products on a global scale and may experience material temporary or long-term disruption in our supply chain, given the global reach of the Covid-19 pandemic. Travel restrictions, closures or disruptions of business and facilities or social, economic, political or labor instability in the affected areas may impact the operations of our raw material suppliers or manufacturing partners.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding convertible notes and assuming that the shares are sold at $1.10 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table illustrates the dilution that new investors will experience upon investment in the company relative to existing holders of its securities. Because this calculation is based on the net tangible assets of the company, the company is calculating based on its net tangible book value of ($1,995,642) as of December 31, 2020, as included in its audited financial statements.

The offering costs assumed in the following table includes up to $2,581,000 in commissions as well as marketing, technology, legal, accounting, and Edgarization fees incurred for this offering.

The table presents four scenarios for the convenience of the reader: a $6,250,000 raise, a $12,500,000 raise from this offering, a $18,750,000 raise from this offering, and a fully subscribed $25,000,000 raise from this offering (the maximum offering) on a post-split basis

Percentage of funding	25%	50%	75%	100%
Offering Price	$1.10	$1.10	$1.10	$1.10
Total Gross Proceeds	$6,250,000	$12,500,000	$18,750,000	$25,000,000
Total Shares outstanding as of December 31, 2020 (1)	85,408,974	85,408,974	85,408,974	85,408,974
Net Tangible Book Value as of December 31, 2020	$(1,995,642)	$(1,995,642)	$(1,995,642)	$(1,995,642)
Net Tangible Book Value per Share Prior to the Offering	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Proforma Outstanding Shares after Offering (1)	91,090,792	96,772,610	102,454,429	108,136,247
Offering Expense	$549,750	$893,500	$1,237,250	$2,581,000
Proceeds from the Offering (net of expenses) (2)	$5,700,250	$11,606,500	$17,512,750	$22,419,000
Proforma Net Tangible Book Value after Offering	$3,704,608	$9,610,858	$15,517,108	$20,423,358
Increase in Book Value	$5,700,250	$11,606,500	$17,512,750	$22,419,000
Proforma Net Tangible Book Value per Share after Offering	$0.04	$0.10	$0.15	$0.19
Increase in Book Value per Share	$0.06	$0.12	$0.17	$0.21
Offering Price	$1.10	$1.10	$1.10	$1.10
Dilution per share to new investors	$1.06	$1.00	$0.95	$0.91
Percent dilution	96.3%	91.0%	86.2%	82.8%

(1)	Includes all shares outstanding as of December 31, 2020 on a post-split basis.
(2)	Does not exclude proceeds, $914,480 to be paid to a selling shareholder listed in this Offering Circular. See “Plan of Distribution and Selling Shareholders.”

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
•	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
•	In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

Plan of Distribution

Hammitt is offering a maximum of 22,727,273 shares of Class B Common Stock on a “best efforts” basis.

The cash price per share of the Class B Common Stock is $1.10.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours per day, 7 days per week on the company’s website www.invest.hammitt.com on a landing page that relates to this offering, www.portal.hammitt.com.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.
•	Review each investors subscription agreement to confirm such investors participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.
•	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.
•	Not provide any investment advice nor any investment recommendations to any investor.
•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).
•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore $27,000 in one-time set up fees, consisting of the following:

•	$5,000 advance payment for out of pocket expenses.

•	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

•	$2,000 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering once the SEC has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to pay Dalmore, pursuant to the 1% commission would be $250,000 for a fully-subscribed offering. Finally, the total fees that the company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $277,000. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur; however, investors may only purchase shares in minimum increments of $550. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

Process of Subscribing

After the Offering Statement has been qualified by the Securities and Exchange Commission (the “SEC”), the company will accept tenders of funds to purchase whole and fractional shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to the escrow account to be setup by the company’s Escrow Agent. The funds tendered by potential investors will be held by the Escrow Agent in a segregated account exclusively for the company’s benefit. Funds will be transferred to the company at each Closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.

There is a minimum investment of $550 per investor in this offering.

Investors will be required to complete a subscription agreement and a custody account agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

The custody account agreement will be with Prime Trust, LLC (the “Custodian”), who is also acting as the company’s Escrow Agent. By entering into the custody account agreement, an investor agrees that all securities of the company acquired by investor will be shown on the company’s stock and warrant registers as held in by the Custodian as the holder of record, and the investors will be recorded on the books of the Custodian as the beneficial owners of the securities.

If you decide to subscribe for the Class B Common Stock in this Offering, you should complete the following steps:

1.	Go to www.invest.hammitt.com click on the “Invest Now” button
2.	Complete the online investment form and electronically review, execute and deliver to us a subscription agreement.
3.	Deliver funds directly by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account.
4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.
5.	Once AML is verified, investors will electronically receive the custody account agreement, which must be reviewed, executed and delivered prior to the investor’s investment being accepted by the company.

Any potential investor will have ample time to review the subscription agreement and the custody account agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement and an investor has provided all necessary information to the Custodian and executed the custody account agreement for an investment in the company, the funds may be released by the escrow agent. Forms of the subscription agreement and the custody account agreement are filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

If the subscription agreement and/or the custody account agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement. If an investor fails to complete the subscription process due to failure to enter into the custody account agreement before the Offering is terminated, the company will return their funds.

All funds tendered (by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Preferred Shares. Dalmore is not participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Dalmore’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the Custodian on behalf of the investor. The Custodian will notify an investor when shares are ready to be issued or transferred and the Custodian has set up an account for the investor.

Escrow Agent

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

The company has agreed to pay the Escrow Agent:

•	$400 for escrow account set-up fee,
•	$30 per month escrow account fee for so long as the offering is being conducted,
•	a cash management fee of 0.5% of funds processed (up to a maximum of $8,000),
•	technology platform license fee of $400.00 per month,
•	transaction fee of $10.00 per investor,
•	ACH processing fee of $2.00 per transaction,
•	wire processing fee of $15.00 per transaction (domestic),
•	check processing of $5.00 per transaction, and
•	AML check $5.00 per investor

Transfer Agent

The company has also engaged VStock, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity. The company estimates the aggregate fee due to VStock for the above services to be $12,000 annually.

Custodian

We have engaged Prime Trust, LLC to serve as the Custodian for the securities in this Offering. The form of custody account agreement can be found in Exhibit 3.3 the Offering Statement of which this Offering Circular forms a part.

Selling Shareholders

Our CEO, Andrew Forbes, intends to sell up to 831,346 shares of Class B Common Stock in this offering. He will only participate in the offering after the company has sold 9,090,909 shares of Class B Common Stock and received gross proceeds of $10,000,000 in this offering. Once the company reaches this threshold, the selling shareholder will participate in this Offering at the same time as the company, selling no more than ten percent (10%) of the shares issued to investors at each closing. That means at each closing, one share will be sold by the selling shareholder for each nine shares sold by the company, until all 831,346 shares have been sold by the selling shareholder.

We expect to pay all of the expenses of the offering (other than the 1% commissions charged by Dalmore and payable with respect to the selling shareholder shares sold in the offering) but will not receive any of the proceeds from the sale of selling shareholder shares in the offering.

The following table, sets forth the name of the selling stockholder, the number of shares of Class A Common Stock and Class B Common Stock beneficially owned by him prior to this offering, the number of shares of Class B Common Stock being offered by him in this offering and the number of shares and percentage of outstanding shares of both Class A Common Stock and Class B Common Stock to be beneficially owned by him after this offering, assuming that all of his shares are sold in the offering. The selling stockholder holds vested options for the purchase of Class B Common Stock and will exercise his options and pay for his shares before participating in any closing.

Selling Shareholder	Shares owned prior to Offering	Shares offered by selling shareholder (1)	Shares owned after the Offering (1)	Shareholder's Pro Rata Portion (2)
Andrew Forbes	831,346 shares of Class B Common Stock (3)	831,346 shares of Class B Common Stock (3)	0 shares of Class B Common Stock	100%

(1) Assumes maximum number of shares are sold in this offering.

(2) “Pro Rata Portion” represents that portion that a shareholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the shareholder divided by the total number of shares offered by all selling shareholders.

(3) Represents shares of Class B Common Stock issuable upon conversion of shares Class A Common Stock after exercise of vested options, including payment for such shares of Class A Common Stock prior to any closing.

The total number of shares owned by the selling shareholders prior to this offering represents 10.25% of the company’s capital stock, on a fully diluted basis.

Perks

The company will provide certain investors in this offering the following perquisites (“Perks”). At stepped investment levels, the company plans to offer certain Perks listed below at various levels of investment.

•	Tier 1- $550 Investment
o	Limited Edition 40 West Wallet
•	Tier 2- $1100 Investment
o	Limited Edition 110 N Wallet
•	Tier 3- $2,750 Investment
o	Limited Edition Levy Crossbody Bag
•	Tier 4- $5500 Investment
o	Limited Edition VIP Clutch
•	Tier 5- $11,000 Investment
o	Limited Edition Daniel Satchel

We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the Perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any Perks before investing.

Provisions of Note in the company’s Subscription Agreement

Forum Selection Provision

The Subscription Agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the Agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Although the company believes the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting the company’s litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

USE OF PROCEEDS TO ISSUER

Assuming a maximum raise of $25,000,000 the net proceeds of this offering would be approximately $22,419,000 after subtracting the following estimated offering costs:

•	$277,000 to Dalmore in fees and commissions,

•	$129,000 in audit, legal, state filings, and edgarization fees,

•	$1,000,000 in credit card fees, and

•	$1,175,000 in marketing fees and commissions

If the company successfully raises the maximum amount under this raise it intends to use the proceeds for digital advertising, inventory, working capital and opening additional retail locations.

Assuming a maximum raise of $18,750,000 the net proceeds of this offering would be approximately $16,762,750 after subtracting the following estimated offering costs:

•	$214,500 to Dalmore in fees and commissions,

•	$129,000 in audit, legal, state filings, and edgarization fees,

•	$750,000 in credit card fees, and

•	$893,750 in marketing fees and commissions

If the company successfully raises the maximum amount under this raise it intends to use the proceeds for digital advertising, inventory, working capital and opening additional retail locations.

Assuming a maximum raise of $12,500,000 the net proceeds of this offering would be approximately $11,106,500 after subtracting the following estimated offering costs:

•	$152,000 to Dalmore in fees and commissions,

•	$129,000 in audit, legal, state filings, and edgarization fees,

•	$500,000 in credit card fees, and

•	$612,500 in marketing fees and commissions

If the company successfully raises the maximum amount under this raise it intends to use the proceeds for digital advertising, inventory, working capital and opening additional retail locations.

Assuming a maximum raise of $6,250,000 the net proceeds of this offering would be approximately $5,675,250 after subtracting the following estimated offering costs:

•	$89,500 to Dalmore in fees and commissions,

•	$129,000 in audit, legal, state filings, and edgarization fees,

•	$25,000 in credit card fees, and

•	$331,250 in marketing fees and commissions

If the company successfully raises the maximum amount under this raise it intends to use the proceeds for digital advertising, inventory, working capital and opening additional retail locations.

Please see the table below for a summary of the company’s intended uses of net proceeds from this offering:

CATEGORIES	$100% Raise*	75% Raise*	50% Raise*	25% Raise*
Offering Costs	$2,581,000	$1,987,250	$1,393,500	$574,750
Net Proceeds	$22,419,000	$16,762,750	$11,106,500	$5,675,250
Digital Advertising	10,000,000	7,000,000	4,000,000	1,500,000
Inventory	6,250,000	4,375,000	2,500,000	937,500
Working Capital	3,400,000	3,000,000	2,500,000	1,600,000
Opening additional retail locations	2,180,000	1,687,500	1,000,000	-
Hire additional executives	750,000	650,000	525,000	300,000

*Does not include shares sold by selling shareholders and the related proceeds.

The company reserves the right to change the above use of proceeds if management believes it is in the best interest of the company.

THE COMPANY’S BUSINESS

Company Overview

Hammitt, Inc. was organized in the State of California on August 12, 2008. In 2008, a small team of Californians began shaping a new, client-focused initiative to create a handbag company where fashion meets function. Using what we believe to be only the highest quality materials, our experienced design team began creating products where comfort and style reign supreme. Since then, we have committed our design efforts to surprise and delight our clients through innovation and evolving functionality.

Each style starts with an idea to solve a problem – making our clients’ lives easier and also more colorful. Our designs come to life through carefully selected materials and thoughtful development and testing. Over the years, our unique, eye-catching handbags with our signature rivets have developed a loyal and passionate following. We are also happy to report that we believe we have been successful in growing the brand without sacrificing quality or compromising our clients’ needs.

In 2019 and 2020 Hammitt won the Design Excellence Award from the North American Accessories Council in New York.

The Hammitt Difference: Business Model

We believe the following factors set us apart from our competition:

•	Quality, functional luxury products that are guaranteed for life.
•	Online direct to consumer (“DTC”) focus.
•	Use of extensive data analytics to drive decisions in digital advertising, marketing and design.
•	Transparent pricing with core styles ($175 to $575 retail); never discounted.
•	We leverage mobile first technology to enhance the customers’ buying and brand experience.
•	We intend to create excitement with new product drops weekly along with collaborations with artists & celebrities.
•	We plan for a curated wholesale distribution controlled by MAP pricing to support DTC revenue.
•	Scalable, fully integrated supply chain from design to factory to 3PL to customer.
•	Sophisticated software and IT processes aiding in scalable and efficient operations.
•	We recruit smart, motivated and creative professionals that encompass a positive, vibrant culture.
•	We believe we have stable growth built on efficient use of capital.

The highest quality materials (lifetime guarantee) and functionality is a top priority in our designs. Digital media and direct-to-consumer is a huge focus. We believe this sets us apart from our competitors. We never discount and pricing falls somewhere in the middle (or slightly higher than some competitors).

BEST SELLING BAG - DANIEL LRG

Market Overview

There is a large growing U.S. market for women’s handbags - $22 billion in 2021 increasing by $1.43 billion annually resulting in a projected market volume of $27.3 billion by 2025. Buyers usually must choose between a very expensive, European designer handbag or settle for lower quality, heavily discounted American brand. Hammitt offers a quality, non-discounted, luxury U.S. product.

Legacy brands are focused on their wholesale business. Most have less than 15% of their sales online. Hammitt has more than 65% of revenues online (DTC).

According to Statista, as of February, 2020, 30% of online buyers are 25 to 34 years old. Hammitt is focused on 28 to 55 year old buyers.

Products

The company sells luxury handbags and accessories. The products aim to be functional and fashionable and are typically adorned with our signature rivets. We are known for our functional fresh approach to the modern handbag and our lifetime promise of repairs free of charge.

Handbag styles change, but as of the date of this Offering Circular the company sells this current product mix of handbags:

•	Backpacks

•	Clutches and evening bags

•	Crossbody bags

•	Satchels and shoulder bags

•	Totes

In addition to handbags the company also sells various accessories, including but not limited to the following:

•	Belts

•	Card holders

•	Jewelry cases

•	Luggage tags

•	Makeup bags

•	Phone cases

•	Straps

•	Sunglass cases

•	Wallets

•	Leather cleaner

Store Locations

Currently, Hammitt has two store locations. One located in Manhattan Beach, California and the other located in Costa Mesa, California. Our stores offer the fullest expression of our brand, are located in tourist-heavy, densely populated cities in California. The stores carry an assortment of products depending on their size, location and customer preferences. As the company grows we intend to open additional retail stores in locations which we believe will further our loyal customer base and continue to support and drive our DTC business.

When contemplating opening additional facilities, the company looks as the following factors to determine whether the location is suited for the company:

•	Geographical location: our target markets are in CA, TX, GA and FL.

•	Proximity to other comparable fashion brands’ brick and mortar locations and fashion destinations.

•	Age demographics in a 20 mile radius.

•	Average household income in a 20 mile radius.

•	Sell thru of product at wholesale boutique locations nearby.

Direct to Consumer

Our Direct to Consumer business accounts for more than 60% of our revenues. In the last 3 years, DTC sales have grown from 24% (in 2018) to 60% as of December 31, 2020. We believe the following factors have contributed to this growth:

•	Email subscribers have grown to 128,000 as of June 30, 2021.

•	Text messages are sent to over 28,000 individuals. This SMS feature was launched in Q4 2020.

•	We have partnered with influencers on social media.

•	We have 121,000 Instagram followers.

Due to the aforementioned factors, we believe digital traffic to our website will reach 10,000,000 visits for the year ended December 31, 2021.

We have grown the DTC business by tracking data and success factors in regards to our digital campaigns. Additionally, our software ecosystem has allowed us to focus on the proper key performance indicators needed to accelerate our DTC growth, such as:

•	online sessions,

•	active buyers,

•	average order value,

•	customer acquisition cost and

•	average customer lifetime value.

From a digital marketing perspective, we are continuously informed of what is working for us and what needs tweaking.

We believe our exceptional customer experience sets us apart. Virtually, we strive to replicate in-person customer service via virtual personal styling appointments, a professional graphics/digital team and live customer service representatives.

Wholesale Customers

In addition to selling DTC and in retail locations, the company also sells its products wholesale. Pursuant to the company’s wholesale model it obtains products from its third party manufacturer and then sells the products to a third-party business, usually in bulk. This third-party is often a retail business who then sells to the buying public. As of June 30, 2021 the company maintains a wholesale relationship with the following entities:

•	Dillards

•	MCX

•	Von Maur

•	Zappos

•	400 Specialty Stores

We work closely with our wholesale partners to ensure a clear and consistent product presentation. We custom tailor our assortments through wholesale product planning and allocation processes to match the attributes of our department store consumers in each local market. We continue to closely manage inventories in this channel given the current highly promotional environment at point-of-sale.

In addition, the company sells its products to boutiques across the country on a wholesale basis. As of June 30, 2021 the company maintains over 400 wholesale relationships with boutiques. Many of these boutiques are located inside luxury hotels. The company intends to grow this wholesale boutique model as it can track demand for product without the capital investment of brick and mortar store fronts. The wholesale business for Hammitt comprised approximately 38% of total segment net sales for fiscal 2020.

Target Audience

The company’s target audience consists of the following characteristics:

•	Mostly women

•	Ages 28-55 years old

•	Household income above $100,000

Manufacturer and Supplier

The majority of the company’s products are manufactured in China with additional capacity in India and Europe. Our main factory in China is an investor in the company, MGI Enterprises LTD The company has not entered into any agreements with third parties to manufacturer or supply products.

Fulfillment Facilities

We rely on third parties to operate and distribute finished products from our fulfillment facilities located in California. We also utilize third-party logistics providers, such as G-Global to warehouse and distribute finished products from their warehouse locations in the United Sates. We regularly evaluate our distribution infrastructure and consolidate or expand our distribution capacity as we believe appropriate for our operations and to meet anticipated needs.

The company has not entered into any agreements with third parties to operate and distribute finished products from fulfillment facilities or third party logistic providers to warehouse and distribute finished products from their warehouse locations in the United States.

Competition

The global premium women's handbag, and accessories categories are highly competitive. The company competes primarily with European and American luxury and accessible luxury brands as well as private label retailers. Over the last several years these industries have grown, encouraging the entry of new competitors as well as increasing the competition from existing competitors. This increased competition drives interest in these brand loyal categories.

The company’s believes that the brands below are Hammitt’s top competitors:

•	Kate Spade

•	Rebecca Minkoff

•	Coach

•	Dagne Dover

•	Mansur Gavriel

Employees

The company currently has 38 full-time employees and 10 part-time employees. The company has entered into employment agreements with two executives. The employment agreements are filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

Information Systems

The company relies on the following information systems:

•	NetSuite: (“ERP”) Software.

•	Shopify

•	NuOrder

•	Google Email

•	Domo

In addition, our manufacturers are linked to our design and ERP Software, NetSuite. All customers are linked to ERP through Shopify, NuOrder or EDI systems. Payments to vendors are made by ACH, write or by check.

Regulation

Most of the company's imported products are subject to duties, indirect taxes, quotas and non-tariff trade barriers that may limit the quantity of products that we may import into the United States and other countries or may impact the cost of such products. The company is not materially restricted by quotas or other government restrictions in the operation of its business, however customs duties do represent a component of total product cost. To maximize opportunities, the company operates complex supply chains through foreign trade zones, bonded logistic parks and other strategic initiatives such as free trade agreements.

Intellectual Property

The company relies on its intellectual property. As of the date of this Offering Circular, the company has the following patents or trademarks granted or pending:

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT AUSTRALIA

Class 3: Fragrances

Class 9: Eyeglasses; sunglasses

Class 14: Jewelry; watches

Class 18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

Class 25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

Class 35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear

		1945414 8/1/2018	1945414 8/2/2018	Registration Renewal: 8/2/2028	Registered Required Use Date: 8/2/2023

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
BAG BOYS	Class 18: Belt bags and hip bags; clutch purses; clutches;	85908722	4576945	§§8 & 9	Registered;
	duffel bags; garment bags for travel; grooming organizers			7/29/2024	incontestable
U.S.	for travel; handbags; handbags, purses and wallets; leather purses; multi-purpose purses; purses; satchels; travel baggage; travel cases; wallets	4/18/2013	7/29/2014
HAMMITT	Class 18: Handbags, purses and wallets; Clutch bags;	86931646	5112500	§§8 & 15	Registered
	Duffel bags; Travel bags			1/3/2023
U.S.		3/7/2016	1/3/2017
				§§8 & 9
				1/3/2027
HAMMITT	Class 18: Collars for pets; Dog collars; Animal leashes;	88476639	6229020	§§8 & 15	Registered
	Dog leashes			12/22/2026
U.S.		6/17/2019	12/22/2020
				§§8 & 9
				12/20/2030
HAMMITT	Class 25: Boots; Sandals; Shoes	87090325	5234130	§§8 & 15	Registered
				6/27/2023
U.S.		6/30/2016	6/27/2017
				§§8 & 9
				6/27/2027
HAMMITT	Class 35: Pop-up retail store services featuring apparel,	88026841	5701757	§§8 & 15	Registered
	accessories and handbags; On-line retail store services			3/19/2025
U.S.	featuring apparel, accessories and handbags	7/5/2018	3/19/2019
				§§8 & 9
				3/19/2029
HAMMITT	Class 18: Fashion handbags	77917451	3906628	§§8 & 9	Registered;
LOS ANGELES				1/18/2031	renewed
		1/22/2010	1/18/2011

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT CANADA

3: Fragrances

9: Eyeglasses; sunglasses

14: Jewelry; watches

18: Backpacks; messenger bags; shoulder bags; Handbags, purses and wallets; clutch bags; duffel bags; travel bags

25: Clothing, namely, t-shirts and jackets; Headwear, namely, caps, hats and headbands; boots; sandals; shoes

35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear

		1913304 8/3/2018			Pending at CI PO

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT	Class 3: Soap; cleaning preparations; creams for leather; furbishing preparations; essential oils; perfumes; breath	32144678	32144678	Registration Renewal:	Registered
CHINA	freshening sprays; sachets for perfuming linen; deodorants for human beings or for animals; air fragrancing preparations	7/10/2018	4/14/2019	4/13/2029
HAMMITT	Class 9: Electronic tags for goods; holograms; Electronic publications, downloadable; Downloadable mobile app;	32144677	32144667	Registration Renewal:	Registered
CHINA	Cell phone straps; Screens [photography]	7/10/2018	6/14/2019	6/13/2029
HAMMITT	Class 14: Precious metals, unwrought or semi-wrought; gift box for jewellery, small decorations; threads of	32144676			Approved for publication
CHINA	precious metal [jewellery]; jewellery; precious stones;	7/10/2018
	Key chain (clasps with small decorations or short chain accessories); Jewelry findings; jade; watches
HAMMITT	Class 14: Precious metals, unwrought or semi-wrought; gift box for jewellery; jewellery, small decorations;	45201911	45201911	Registration Renewal:	Registered
CHINA	threads of precious metal [jewellery]; jewellery; precious stones; Key chain (clasps with small decorations or short chain accessories); Jewelry findings; jade; watches	04/07/2020	12/7/2020	12/6/2030
HAMMITT	Class 18: Imitation leather; purses; backpacks; pocket wallets; handbags; travelling bags; barrel; shoulder bags;	32144675	32144675	Registration Renewal:	Registered
CHINA	messenger bags; handbags for evening party	7/10/2018	6/7/2020	6/6/2030
HAMMITT	Class 25: Clothing; trousers; coats; skirts; jackets	32144674	32144674	Registration	Registered
	[clothing]; swimsuits; footwear; shoes; caps [headwear];			Renewal:
CHINA	hats; hosiery; gloves [clothing]; shawls; shirts; sweaters	7/10/2018	6/7/2020	6/6/2030

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT	Class 35: Demonstration of goods; providing business information via a web site; customer loyalty program	32144673	31244673	Registration Renewal:	Registered
CHINA	management; import-export agencies; providing goods and services online market for buyer and sellers; administrative processing of purchase orders; accounting; rental of sales stands; Advertising; Modelling for advertising or sales promotion	7/10/2018	4/7/2019	4/6/2029
HAMMITT	3: Fragrances	5/21/2018	9/1/2018	Registration	Registered
				Renewal:
EU	9: Eyeglasses; sunglasses	17903903	17903903	5/21/2028

14: Jewelry; Watches

18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

25: Clothing; tops; bottoms (clothing); jackets; shoes; footwear; hats; headwear

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT	Class 35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags,	17923710	17923710	Registration Renewal:	Registered
EU	purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear	6/27/2018	11/7/2018	6/27/2028
HAMMITT	3: Fragrances	304621185	304621185	Registration	Registered
				Renewal:
HONG KONG	9: Eyeglasses; sunglasses	8/2/2018	12/28/2018	8/1/2028

14: Jewelry; watches

18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms,

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear
HAMMITT JAPAN

3: Fragrances

9: Eyeglasses; sunglasses

14: Jewelry; watches

18: Handbags; purses; wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags; bags and the like; pouches and the like

25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

35: Retail services for handbags, purses, wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, bags and the like, and pouches and the like; retail services for clothing, tops, bottoms, jackets, hats and headwear; retail services for shoes and footwear; on line retail services for handbags, purses, wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, bags and the like, and

		2018-104670 8/17/2018	6199601 11/22/2019	Registration Renewal: 11/22/2029	Registered

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
pouches and the like; online retail services for clothing, tops, bottoms, jackets, hats and headwear; online retail services for shoes and footwear
HAMMITT NEW ZEALAND

Class 3: Fragrances

Class 9: Eyeglasses; sunglasses

Class 14: Jewelry; watches

Class 18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

Class 25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

Class 35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear

		1099149 8/2/2018	1099149 2/5/2019	Registration Renewal: 8/2/2028	Registered

Litigation

The company has no litigation pending and the management team is not aware of any pending or threatened legal action relating to the company business, intellectual property, conduct or other business issues.

THE COMPANY’S PROPERTY

The company has entered into the following lease agreements:

•	Retail Locations

o	Orange County, California

▪	South Coast Plaza Retail Center, Costa Mesa California 92626 - First Level, Space #109

▪	Expires: January 31, 2022

o	Manhattan Beach, California

▪	227 Manhattan Beach Blvd, Manhattan Beach, CA 90266

▪	Expires: April 1, 2023

•	Showroom

o	127 East 9th Street, Los Angeles CA 90015

o	Expires December 31, 2022

•	Showroom and Office Space

o	2101 Pacific Coast Highway, Hermosa Beach CA

o	Expires December 31, 2022

•	Warehouse

o	524 Cypress Avenue Hermosa Beach, CA 90254

o	Expires October 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial statements, consolidated financial statements and financial condition of Hammitt and results of its operations together with its financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Overview

The company designs, markets and sells luxury handbags and accessories. The company’s products are sold direct to consumer (“DTC”) online and through our own boutiques as well as traditional wholesale channels, including specialty stores, resorts and select Department Stores.

Results of Operations

Factors Affecting Operating Results

We generate revenue from DTC sales, our own boutiques and wholesale sales of handbags and accessories. Revenue is affected by advertising, discounts and promotions, merchandising, packaging, and in the wholesale channel, the availability of display space at retailers, all of which have a significant impact on consumers’ buying decisions.

We deduct promotional discounts and refunds expected to be issued to determine net revenue. Customers who receive a damaged product or are dissatisfied with a product may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing products, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We may periodically provide promotional offers, including discounts, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as an adjustment to arrive to net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

The cost of goods sold relates to the cost of materials, manufacturing, inbound shipping, receiving and import duty costs.

Operating expenses largely consist of selling, marketing, advertising, retail operations, and general and administrative expenses.

•	Our selling expenses consist of warehouse and distribution expenses (e.g., fulfilment costs (costs attributable to warehousing inventories, picking, packaging, and preparing customer orders for shipment), rent and storage fees, packing supplies and shipping expenses, Design and development costs, credit card processing fees, sales representatives’ salaries and commissions, trade shows and showroom costs and the cost of sales samples

•	Our marketing and advertising expenses consist primarily of costs incurred (including salaries) to acquire new customers, build our brand awareness through various offline and online paid advertising channels, including digital and social media, direct mail, and podcasts, email, brand activations, sample sales, promotions and gifts and strategic brand partnerships.

•	Our retail operations costs consist of payroll for retail employees, rent, and store overheads.

•	Our general and administrative expenses consist of: (i) costs associated with general corporate functions, such as depreciation expense and rent relating to facilities and equipment and insurance expense; (ii) professional fees and other general corporate costs; and (iii) travel-related expenses

Other income and expense consist primarily of interest expense associated with a $4 million line of credit and two loans of $500,000. One of the loans is with one of our manufacturer partners and the second loan is with our investment firm, bocm4, LLC (“BCOM”). See “Recent offerings of Securities and Outstanding Debt” below.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Statements of Operations For the Years Ended December 31, 2020 and 2019

Revenue

Revenue for the year ended December 31, 2020 as $17,620,085, an increase of 14.8% from revenue of $15,349,520 for the year ended December 31, 2019.

Revenue from DTC or online sales increased 78.6%, to $10,941,513 for the year ended December 31, 2020 from $6,125,265 for the year ended December 31, 2019. This was primarily driven by the increase in new customers and existing customer sales. Order volumes increased as the company continued its planned pivot to a DTC focus company and was helped as states and localities imposed shelter-in-place orders in connection with the coronavirus (“COVID-19”) pandemic discussed further below.

Revenues from wholesale sales decreased by 27.9%, to $6,565,683 million for the year ended December 31, 2020 from $9,111,510. The decrease relates to a general decrease in retails sales due to COVID-19. Specifically, the company had temporarily closed the majority of its directly operated stores for some period of time to help reduce the spread of Covid-19 during fiscal 2020. The vast majority of the company's stores re-opened for either in-store or pick-up service and have continued to operate since then, however, some store locations have experienced temporary re-closures or are operating under tighter restrictions in compliance with local government regulation. Many of the company's wholesale also closed their bricks and mortar stores as required by government orders during the third and fourth quarters of fiscal 2020, and while the majority of stores have reopened, they have also been subject to temporary re-closures and tighter capacity restrictions operating in compliance with the rules of certain local governments.

Other revenues relate to shipping and handling income.

Cost of Goods Sold

Cost of revenues for the year ended December 31, 2020 was $6,975,634, compared to $6,990,892 for the year ended December 31, 2019, a decrease of less than 1%. The decrease in cost of goods sold relates to improved factory process and higher volume. In addition, DTC, which has higher margins, represented a larger portion of the total sales.

Accordingly, our gross profit increased 28.5% to $10,644,451 for the year ended December 31, 2020 from $8,358,628 for the year ended December 31, 2019 and our gross margins increased to 61% for 2020 from 54% in 2019.

Operating Expenses

Selling expenses increased by 41% to $10,162,220 for the year ended December 31, 2020, from $7,200,954 for the year ended December 31, 2019. During this period the amount spent on advertising increased by 56% to $4,764,495 in 2020 from $3,053,898 for the year ended December 31, 2019. The increase in advertising was primarily driven by substantially increased advertising costs during the prime online selling period caused by the general election advertising undertaken by political parties together with increased digital media spending to maintain and grow online DTC sales.

General and administrative expenses net of PPP loan forgiveness decreased by 11% to $1,529,908 from $1,662,588 due to decreased travel and office closures caused by COVID-19.

Other expenses increased 20% to $386,324 for the year ended December 31, 2020 from $321,301 for the year ended December 31, 2019. The increase in other expense was primarily driven by increased borrowing to finance inventory needed to support increased sales.

Accordingly, the company’s net loss increased 46% to $(918,527) for the year ended December 31, 2020 from $(628,989) for the year ended December 31, 2019.

Liquidity and Capital Resources

Our operations have been financed to date by a combination of cash generated from operations, debt, and investment capital. Our primary cash needs have been to fund working capital requirements (primarily marketing to increase growth and inventory to support that growth), debt service payments (interest and principal payments), and operating expenses.

As of December 31, 2020, we had cash on hand of $470,559, inventory of $2,499,496, and accounts receivable (net) of $1,538,242 and total liabilities of $8,739,328. The company maintains a $4,000,000 line of credit with Assembled Brands Capital Funding LLC with approximately $1,833,969 available as of December 31, 2020, see “—Line of Credit” (below).

We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, our line of credit and funds generated from this offering. We believe that we will be able to continue to operate our business for the foreseeable future.

Recent offerings of Securities and Outstanding Debt

Indebtedness

•	Line of Credit: The company maintains a $4,000,000 line of credit with Assembled Brands Capital Funding LLC with an interest rate of 10.8%. Advances on the line of credit can be made up to 85% of eligible accounts receivable and 70% of eligible finished goods inventory. The carrying amount of accounts receivable that served as collateral totaled $1,538,242 and $658,656 at December 31, 2020 and December 31, 2019, respectively. The carrying amount of finished goods inventory that served as collateral totaled $2,499,496 and $2,340,306 at December 31, 2020 and December 31, 2019, respectively. The line of credit requires monthly payments of accrued interest and a lump sum payment of principal and interest at maturity. The line of credit matures November 20, 2023. The company had an outstanding balance on the line of credit of $2,166,031 and $1,477,293 at December 31, 2020 and December 31, 2019, respectively.

•	Short-Term Note: In March 2020, the company entered into a $500,000 note payable with May Diang Ltd. The note bears interest at 10% and is not collateralized. Equal monthly principal and interest payments begin in January 2021. The note matures in December 2021.

•	Long-Term Note: The company entered into a $500,000 note payable to the Shannon Christiansen Seare Trust. The note bears interest at 15% and is unsecured. The note requires interest only payments until its maturity in June 2023.

•	Long-Term Note Payable: In January 2020, the company entered into an agreement with a vendor converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the company and the vendor. The note is interest free and is not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was subsequently converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2020 and 2019.

•	Paycheck Protection Program (PPP): In April 2020, the company received a $474,493 loan via the Small Business Administration’s “Paycheck Protection Program” (PPP). The loans were intended to help the company continue to fund payroll, rent, and utility payments for a twenty-four-week period. As per the rules of the PPP, the funds used for the previously mentioned expenses could become forgivable and would not need to be repaid. On December 3, 2020, the company received forgiveness of all principal and interest payments for the PPP loan.

Commitments

The company leases office, warehouse and retail space under noncancelable operation leases which expire between March 2020 and August 2021. Minimum future lease obligations for the year ended December 31, 2021 will be $155,580.

Trend Information

Our company primarily operates in the U.S. luxury leather handbag market This market is estimated by management, based on industry data reports, including from Statista, at $12 billion a year and is expected in grow at 5% per annum for the next five years. The market is fragmented with few barriers to entry.

Within this market, leather bags, the main product of the Company, dominate and account for 48.5% share of the revenue by offering better durability, dustproof, and crack-proof properties. This durability associated with this product attracts consumers to spend on these luxury products. (Grandview Research 2017)

It’s reported by “thatFashion,” clothing and accessories were the leading online shopping category with 71% of women buying a product in the category in the last 3 months and, unlike footwear or apparel, handbags do not face the same challenges of size and fit. Therefore, the Company plans to continue its focus on selling direct to consumers online.,

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. There is uncertainty around the duration and impact of the pandemic. COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain, and purchasing processes. On March 15, 2020, the company issued a shelter-in-place order to its employees based in our Los Angeles headquarters. As the company qualified as an essential business as defined by state regulations, we continued to operate our Pennsylvania and California fulfillment centers with approximately 80% occupancy to maintain social distancing. The reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays.

Since late March 2020, we have experienced a significant increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home restriction orders. While wholesale sales declined in April and May 2020, they have since returned to pre-COVID-19 levels and have not had a material effect on the company’s revenue.

We cannot predict the duration or severity of the economic impact of the COVID-19 pandemic or its ultimate impact on our wholesale operations. The ultimate impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the company has experienced increased overall demand for its products and it does not expect this matter will have a material negative impact on its business, results of operations, or financial position.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the officers and directors of the company as of the date of qualification of this Offering Statement.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Andrew Forbes	CEO, CFO	67	November 2017 to Present	Full Time
Tony Drockton	Chairman, Secretary	54	August 2008 to Present	Full Time
Directors:
Tony Drockton	Chairman	54	August 2008 to Present
Andrew Forbes	Director	67	November 2017 to Present
Kenneth Deemer	Director	69	January 2019 to Present
Significant Employees:
Hsuan Pai	Director, Production and Development	45	January 2018 to Present	Full Time
Tracy Jankowski	VP, Marketing, Advertising and DTC Sales	50	January 2018 to Present	Full Time

Anthony Drockton, Founder, Chairman of the Board of Directors, Secretary

Anthony Drockton has been Chairman and Secretary of Hammitt, Inc. since 2008. As Founder and “Chief Cheerleader,” he is passionate about the business and culture he has created at Hammitt. A lifelong entrepreneur, Tony spent the early part of his career starting and building successful businesses in the construction, real estate and finance sectors before discovering his calling in high fashion. In 2008, Tony founded the company after recognizing the potential of the handbags designed by Stephanie Hammitt. Tony's vision, leadership, and eye for design and craftsmanship has elevated Hammitt Los Angeles from a regional boutique brand to a digital and retail phenomenon. The integration of his creative skills and management expertise, is a powerful, rare amalgam forming the core of Tony's extraordinary insight and abilities. Tony earned his BA and MBA from Bowling Green State University.

Andrew Forbes, CEO, CFO, Treasurer and Director

Andrew Forbes was appointed CEO, CFO and Treasurer of Hammitt, Inc. in January 2018. He provides operational leadership while guiding all corporate initiatives, managing employees and consulting teams, and overseeing financial reporting. Prior to Hammitt, Andrew spent 20 years as CFO of Vidal Sassoon Salons and Schools. From 1997-2004, he served as founding COO of Jimmy Choo North America where he led the iconic brand through record growth. Andrew then went on to have similar successes as CEO of Taryn Rose International and Jupi Corporation (Kardashian Fashion Brands). From 2014-2017, he was COO at Evolution Footwear Inc. (BED|STU). Andrew has a proven track record of growing retail, e-commerce and wholesale consumer fashion brands through the application of strategic planning, performance metrics, financial reporting and operational controls. He is a Fellow of the Institute of Chartered Accountants of England and Wales, a Member of the Massachusetts Society of Certified Public Accountants and received his MBA from Pepperdine University.

Tracy Jankowski, VP Marketing, Advertising and DTC Sales

Tracy Jankowski has led Hammitt’s sales, marketing and advertising initiatives across various customer touchpoints for both the digital and retail sales channels since January 2018. As VP of Direct-to-Consumer, she has been integral to the tremendous growth Hammitt has experienced in that channel over the last 3 years. Previously, from 2015-2018, she served as Director of Marketing at BED|STU. From 2010-2015, she was Global Marketing Director at Chinese Laundry and Head of Marketing at Taryn Rose International from 2005-2010. Her expertise in executing creative, unique and distinctive strategies have successfully distinguished brands in the marketplace and captured consumer interest. Tracy earned her BA in Business Administration from The University of New Mexico.

Hsuan Pai, Director Production and Development

Hsuan Pai has been Director of Production and Development at Hammitt, Inc. since January 2018. Before joining Hammitt, from 2012-2015, Hsuan was Product Director and VP of Accessories at Jupi Corporation. Prior to that, she served as Director of Product Development at both Charles David and Taryn Rose International. In 2014, she co-founded a progressive footwear brand, Wal and Pai. Fluent in Mandarin and with an elite education in fashion and apparel design, Hsuan maximizes efficiency in Hammitt’s day-to-day operations while creating a unique edge in the company’s design efforts. Hsuan earned her Associates Degree from FIDM.

Kenneth Deemer, Director

Kenneth Deemer has served as a Member of the Board of Directors of the company with since January 2019. Kenneth is an executive coach who works with leaders to help them build high performing organizations. He has more than 25 years of experience as a venture capitalist, investing in and serving on the boards of several dozen high-growth companies. His experience includes leadership and mentorship as well as strategic planning, finance, governance and technology. Since 1985, he has been employed by Interven Partners, Inc. (DBA Growth Leaders Group). In addition to the company’s Board, Kenneth currently sits on the board of Environmental Charter Schools and Los Angeles Center of Photography. He earned a SB in Physics and Electrical Engineering from MIT and MBA from Carnegie Mellon University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020, we compensated our executive officers and directors as follows.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Andrew Forbes	CEO	$350,000	$27,320	(1)	$377,230
Anthony Drockton	Chairman	$350,000	$27,320	(1)	$377,230

(1) This value is based on Black-Scholes Model.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of July 29, 2021, Hammitt’s voting securities that are owned by its executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name and address of beneficial owner (1)	Title of Class	Amount and nature of beneficial ownership(4)	Amount and nature of beneficial ownership acquirable (4)		Percentage of class(5)
Andrew Forbes	Class A Common Stock (Options)	0	8,313,474	(2)	56.8%

All current executive officers and directors as a group	Class A Common Stock	0	8,313,474	(2)	59.0%
			757,482	(3)

Anthony J Drockton	Class C Common Stock	56,818,698			100%
All current executive officers and directors as a group	Class C Common Stock	56,818,698			100%

Black Oak-Hammitt-Preferred Equity LLC	Class A Preferred Stock	15,206,419			95.3%
Kenneth Deemer (Providence Trust Group LLC)	Class A Preferred Stock	757,482			4.7%

All current executive officers and directors as a group	Class A Preferred Stock	757,482			4.7%

(1)	The address for all beneficial owners is 2101 Pacific Coast Highway, Hermosa Beach, CA 90254.
(2)	Mr. Forbes has fully vested options to purchase up to 8,313,474 shares of Class A Common Stock.
(3)	Convertible from Class A Preferred Stock.
(4)	The number of shares is presented on post-split basis.
(5)	The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Management Agreement

In December 2018, the company entered into a management agreement with a stockholder, BCOM. BCOM agrees to provide certain management, strategic and financial consulting services to the company as long as BCOM owns preferred shares equal to at least 13.33% of the voting stock of the company. The agreement calls for monthly payments in the amount of $6,250. The company paid $75,000 and $75,000 for these services for the years ended December 31, 2020 and 2019, respectively.

Stockholder Note Receivable

The company entered into a $131,713 note receivable to Anthony J Drockton. The note bears interest at 3% and is due upon demand and is unsecured. Interest earned totaled $3,951 for the years ended December 31, 2020 and 2019. Interest receivable for the note was $5,869 and $15,021 at December 31, 2020 and 2019, respectively. The balance of the stockholder note receivable was $131,713 at December 31, 2020 and 2019.

Stockholder Notes Payable

•	On June 1, 2020, the company entered into a $500,000 note payable to The Shannon Christiansen Seare Trust. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.
•	On March 31, 2021, the company entered into a $500,000 Promissory Note to MGI Enterprises LTD, a British Virgin Islands company. The promissory note bears a 10%/annum interest rate.
•	The company entered into a $950,000 note payable to Shawn Thomas. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in December 2022. During the year ended December 31, 2018, the company converted $450,000 of this note payable to Class A preferred shares. The balance of this note payable was $368,410 and $493,410 at December 31, 2020 and 2019, respectively.
o	In conjunction with the note, the company issued warrants. The warrants are exercisable for 236,208 shares of common stock at an exercise price of $0.86 per share. The warrants, which expire November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model.
o	During the year ended December 31, 2018, the company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 63,123 shares of common stock at an exercise price of $0.79 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $2,790 and $2,790 during the years ended December 31, 2020 and 2019, respectively.

Stockholder Loan Agreement and Note Payable

In January 2020, the company entered into an agreement with MGI Enterprises LTD converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the company and the vendor. The note is interest free and is not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was subsequently converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2020 and 2019.

SECURITIES BEING OFFERED

The following descriptions summarize important terms of our capital stock. This summary reflects the Fourth Amended and Restated Certificate of Incorporation, and does not purport to be complete and is qualified in its entirety by the Fourth Amended and Restated Certificate of Incorporation and the Amended and Bylaws, Forms of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description Hammitt’s capital stock, you should refer to our Fourth Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the California General Corporation Law.

Hammitt is offering up to 22,727,273 shares of Class B Common Stock in this offering.

Hammitt’s authorized capital stock consists of the following:

CLASS OF STOCK	AUTHORIZED	ISSUED(1)
COMMON STOCK	210,600,000
Class A Common Stock	117,000,000	6,313,188
Class B Common Stock	153,000,000	6,313,188
Class C Common Stock	57,000,000	56,818,698
PREFERRED STOCK	30,000,000
Class A Preferred Stock	15,963,900	15,963,900
Class B Preferred Stock	7,200,000	7,034,826

Class A Common Stock

Voting Rights:	Each holder of Hammitt’s Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.

Dividend Rights:	Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Conversion Rights:	At the option of the holders of Hammitt’s Class A Common Stock, each share of Class A Common Stock is convertible into Class B Common Stock.

Liquidation Rights:	Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Election of Director:	Voting together as a single class, together with the holders of Class C Common Stock and Preferred Stock, holders of Class A Common Stock are entitled to elect two directors and the balance of the total number of directors.

Class B Common Stock

Voting Rights:	Each holder of Hammitt’s Class B Common Stock is not entitled to vote on any matter submitted to a vote of the shareholders.

Dividend Rights:	Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Liquidation Rights:	Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Class C Common Stock

Voting Rights:	Each holder of Hammitt’s Class C Common Stock is entitled to three votes for each share on all matters submitted to a vote of the shareholders.

Assignability:	The Class C Common Stock shall not be assigned or transferred without first converting into shares of Class A Common Stock.

Conversion Rights:	Each share of Class C Common Stock shall be converted into Class A Common Stock at the option of the holder.

Dividend Rights:	Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Liquidation Rights:	Subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Election of Director:	Voting together as a single class, together with the holders of Class A Common Stock and Preferred Stock, holders of Class C Common Stock are entitled to elect two directors and the balance of the total number of directors.

Preferred Stock

The company has authorized two classes of Preferred Stock, Class A Preferred Stock and Class B Preferred Stock (collectively, with the Class A Preferred Stock, the “Preferred Stock”). Except as indicated below, each class of the Preferred Stock contains substantially similar rights and preferences.

Voting:	Each holder of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of such class of Preferred Stock would convert.

Dividends:	In the event the company issues dividends, holders of Preferred Stock are entitled to receive such dividends prior to or simultaneously with the holders of the Common Stock, at a predetermined rate, as detailed and defined in the company’s Third Amended and Restated Articles of Incorporation.

Liquidation:

In the event of a liquidation, winding up and certain mergers and consolidation of assets, the holders of the Preferred Stock shall be entitled to be paid prior to any holders of Common Stock.

Holders of Class A Preferred Stock will receive an amount for each share equal to greater of (i) two times the “Class A Original Issue Price” (which shall initially be $0.7921 and will be adjusted in the event of any stock dividend, stock split, combination or other similar recapitalization (collectively “recapitalization events”)) plus any declared but unpaid dividends or (ii) the amount payable had all Preferred Stock been converted to Common Stock and holders of “Class B Preferred Stock” will receive an amount for each share equal to greater of (i) the Class B Original Issue Price (which shall initially be $1.322 and will be adjusted for recapitalization evens) plus any declared but unpaid dividends or (ii) the amount payable had all Preferred Stock been converted to Common Stock. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of all Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Election of Directors:	Voting together as a single class, together with the holders of Class A Common Stock and Class C Common Stock, holders of Preferred Stock are entitled to elect two directors and the balance of the total number of directors. In addition, the holders of Class A Preferred Stock shall exclusively be entitled to elect one director of the company (the “Class A Preferred Director”) .

Class A Preferred Stock Protective Provisions:	For as long as the Class A Preferred Stock represent no less than 5% of the then outstanding stock of the company, the company may not, without the written consent or an affirmative vote of the majority of the shares of the Class A Preferred Stock, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Class A Preferred Director given in writing or by vote at a meeting, consenting or voting (as the case may be):

•	undertake any material acquisition by the company, whether through an asset purchase, purchase of ownership interests, merger, consolidation or any similar transaction;
•	incur any additional indebtedness for borrowed money of the company (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) in excess of an aggregate of one million dollars ($1,000,000) with a pledge of any assets of the company as collateral therefor;
•	liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;
•	amend, alter or repeal any provision of the Articles or Bylaws of the company;
•	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having or convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Class A Preferred, or increase the authorized number of shares of Class A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company;
•	reclassify, alter or amend any existing security of the company to be pari passu with the Class A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Class A Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the company that is junior to the Class A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Class A Preferred Stock in respect of any such right, preference or privilege;

•	purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the company other than (i) redemptions of or dividends or distributions on the Class A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) the repurchase of shares of Common Stock pursuant to agreements in effect as of the date hereof and up to an aggregate of an additional five percent (5%) of the outstanding stock of the Company (computed on a fully diluted and as converted basis) from employees, officers, directors, consultants or other persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events at no greater than (A) cost or (B) fair market value, as provided in such agreement or (iv) as approved by the Board of Directors, including the approval of the Class A Preferred Director;
•	create, or authorize the creation of, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any such debt security lien, security interest or other indebtedness for borrowed money, unless such debt security has received the prior approval of the Board of Directors, including the approval of the Class A Preferred Director;
•	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;
•	increase or decrease the authorized number of directors constituting the Board of Directors;
•	any material change in the primary business of the company;
•	the initiation or settlement of any lawsuit, claim or other legal proceeding in excess of $25,000;
•	file for bankruptcy or initiating any other insolvency proceedings; or
•	lend money over one hundred thousand dollars ($100,000) or guaranteeing the indebtedness of any other person.

Class B Preferred Stock Protective Provisions:	For as long as 2,700,000 shares of Class B Preferred Stock remain outstanding, the company may not, without the written consent or an affirmative vote of the majority of the shares of the Class A Preferred Stock, take certain corporate actions as listed in the company’s Fourth Amended and Restated Articles of Incorporation.

•	liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing.
•	amend, alter or repeal any provision of these Articles or Bylaws of the company;
•	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having or convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Class B Preferred, or increase the authorized number of shares of Class B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the company;
•	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary
•	effect any material change in the primary business of the company; or
•	file for bankruptcy or initiating any other insolvency proceedings.

Conversion:

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Article 4 of the Fourth Amended and Restated Certificate of Incorporation.

Additionally, each share of the Class A Preferred Stock will automatically convert into Common Stock (i) at the closing of the sale of shares of Common Stock in firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 for a price of at least $0.6601 per share (as adjusted for recapitalization events) with gross proceeds of at least $50,000,000 and in connection with such offering the Common Stock is listed for trading on an exchange or marketplace (a “Qualified Registered Offering”) approved by the Board of Directors and the Class A Preferred Director or (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of holders of more than 50% of the Class A Preferred Stock. Class A Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Each share of the Class B Preferred Stock will automatically convert into Common Stock (i) at the closing of the sale of shares of Common Stock in a Qualified Registered Offering at a price of at least $1.1017 per share (as adjusted for recapitalization events) or (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of holders of more than 50% of the Class B Preferred Stock. Class B Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Class A and Class B Redemption Rights

Shares of Class A Preferred Stock shall be redeemable at the option of holders of at least 50% of the Class A Preferred Stock any time from the fifth anniversary of the initial issuance of Class A Preferred Stock at a price equal to two (2) times the Class A Original Issue Price (as adjusted for stock dividends, splits, combinations and similar events) plus all accrued but unpaid dividends (the “Class A Redemption Price”).

Shares of Class B Preferred Stock shall be redeemable at the option of holders of at least 50% of the Class B Preferred Stock any time from the fifth anniversary of the initial issuance of Class B Preferred Stock at a price equal to the Class B Original Issue Price (as adjusted for stock dividends, splits, combinations and similar events) plus all accrued but unpaid dividends (the “Class B Redemption Price”);

The redemption of Class A and Class B shares shall be payable in three (3) annual installments commencing not more than sixty (60) days after receipt by the company at any time on or after acceptance from the Requisite Holders of Class A and/or Class B Preferred Stock of written notice requesting redemption (the “Redemption Request”) of all shares of Class A and/or Class B Preferred Stock, as applicable.

Upon receipt of a Redemption Request, the company shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by California law governing distributions to stockholders. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a “Redemption Date.” On each Redemption Date, the company shall redeem, on a pro rata basis in accordance with the number of shares of Class A Preferred Stock and/or Class B Preferred Stock, as applicable, owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Class A Preferred Stock and/or Class B Preferred Stock, as applicable, outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies).

If on any Redemption Date California law governing distributions to stockholders prevents the company from redeeming all shares of applicable Preferred Stock to be redeemed, the company shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. Stockholders not desiring to not participate in any such redemption must notify the company in writing at least 30 days prior to the Redemption Date.

Investment Agreements

Pursuant to the Class A Preferred Stock Purchase Agreement dated December 18, 2018 by and among the company and Black Oak-Hammitt Preferred Equity, LLC, the company and the Purchasers agreed to enter into the Investor Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement, collectively, (the “Investment Agreements”). Below is a summary of the Investment Agreements material terms.

Investor Rights Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Investor Rights Agreement).

•	Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) five (5) years after the date of the Investor Rights Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO.
•	Demand Form S-3: If at any time when it is eligible to use a Form S-3 registration statement, holders of at least 30% of the Registrable Securities then outstanding may demand that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders, having an anticipated aggregate offering price, net of Selling Expenses, of at least $1-5 million.
•	Major Investor Rights: Any Major Investor, in addition to the financials statements of the company, may from time to time reasonably request the company to provide information relating to the financial condition, business, prospects, or corporate affairs of the company.
•	Observer Rights: As long as Black Oak-Hammit-Preferred Equity, LLC, a Utah limited liability company (“Black Oak-Hammitt”) owns any shares of the Class A Preferred Stock it purchased pursuant to the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the company shall invite two (2) representatives of Black Oak-Hammitt to attend all meetings of the Board of Directors in a nonvoting observer capacity.
•	Right of First Offer: If the company proposes to offer or sell any New Securities, the company shall first offer such New Securities to each Investor. An Investor shall be entitled to a portion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.
•	Delay of Registration: No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation.

Right of First Refusal and Co-Sale Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Right of First Refusal and Co-Sale Agreement).

•	Right of First Refusal by Key Holder: The Key Holder, Anthony Drockton, grants to the company first and Investors second, a Right of First Refusal to purchase all or any portion of Transfer Stock that he may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Voting Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Voting Agreement).

•	Size of the Board: Each Stockholder agrees to vote to ensure that the size of the Board shall be set and remain at five (5) directors.
•	Board Composition: Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held the following persons shall be elected to the Board: (a) One person designated from time to time by a majority of the Class A Preferred Stock, (b) Three (3) persons designated from time to time by the holders of a majority of Common Stock, and (c) One individual not otherwise an Affiliate of the company or of any Investor who is mutually acceptable to both the holders of a majority of the Common Stock and Class A Preferred Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The company will be required to make annual and semi-annual filings with the SEC. The company will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. The company will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 shareholders of record and have filed at least one Form 1-K.

Relaxed Ongoing Reporting Requirements

If the company becomes a public reporting company in the future, the company will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which the company refers to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as the company remains an “emerging growth company”, the company may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If the company becomes a public reporting company in the future, the company expects to take advantage of these reporting exemptions until it is no longer an emerging growth company. The company would remain an “emerging growth company” for up to five years, although if the market value of the company’s Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, the company would cease to be an “emerging growth company” as of the following December 31.

If the company does not become a public reporting company under the Exchange Act for any reason, it will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, the company will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and the company’s shareholders could receive less information than they might expect to receive from more mature public companies.

The company may supplement the information in this Offering Circular by filing a Supplement with the SEC. The company hereby incorporate by reference into this Offering Circular all such Supplements, and the information on any Form 1-K, 1-SA or 1-U filed after the date of this Offering Circular.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIALS

HAMMITT, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (Restated)

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of

Hammitt, Inc.

We have audited the accompanying financial statements of Hammitt, Inc., which comprise the balance sheets as of December 31, 2020 and 2019 (restated), and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hammitt, Inc. as of December 31, 2020 and 2019 (restated), and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As described in Note 21 to the financial statements, management has restated the 2019 financial statements to reflect the recognition of deferred advertising costs and resulting change to the income tax provision. Our opinion is not modified with respect to this matter.

Orem, Utah

July 21, 2021

HAMMITT, INC.
BALANCE SHEETS
December 31, 2020 and 2019 (Restated)
	2020	2019
		(Restated)
ASSETS

Current Assets:
Cash	$470,559	$329,099
Accounts receivable, net	1,538,242	658,656
Inventories, net	2,499,496	2,340,306
Current portion of deferred advertising costs	538,334	175,584
Prepaid expenses and other current assets	69,671	166,417
Stockholder interest receivable	5,869	15,021

Total current assets	5,122,171	3,685,083

Property and Equipment, net	208,977	269,562

Other Assets:
Intangible assets, net	341,549	111,414
Deferred tax asset	1,128,642	618,237
Deferred advertising costs, less current portion	93,953	47,171
Deposits	58,230	33,330
Stockholder note receivable	131,713	131,713

Total other assets	1,754,087	941,865

Total assets	$7,085,235	$4,896,510

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$3,484,040	$2,022,302
Accrued expenses	202,181	136,450
Accrued interest	14,276	14,276
Unearned revenue	-	45,674
Income tax payable	1,600	800
Short-term note payable	500,000	-
Line of credit	2,166,031	1,477,293

Total current liabilities	6,368,128	3,696,795

Long-term Obligation	1,500,000	1,500,000

Stockholders Notes Payable	871,200	493,410

Total liabilities	8,739,328	5,690,205

Stockholders' Deficit:
Common stock, Class A, no par value, 19,500,000 shares authorized,
10,521,981 shares issued and outstanding	40,909	40,909
Common stock, Class B, no par value, 1,100,000 shares authorized,
1,052,198 shares issued and outstanding	4,091	4,091
Preferred stock, Class A, no par value, 2,660,650 shares authorized,
2,660,650 shares issued and outstanding	1,971,000	1,971,000
Additional paid-in capital	197,774	139,645
Accumulated deficit	(3,867,867)	(2,949,340)

Total stockholders' deficit	(1,654,093)	(793,695)

Total liabilities and stockholders' deficit	$7,085,235	$4,896,510

HAMMITT, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2020 and 2019 (Restated)
	2020	2019
		(Restated)

Revenue	$17,620,085	$15,349,520

Cost of Goods Sold	6,975,634	6,990,892

Gross Profit	10,644,451	8,358,628

Operating Expenses:
Selling	10,162,220	7,200,954
General and administrative	2,014,401	1,662,588

Total operating expenses	12,176,621	8,863,542

Operating loss	(1,532,170)	(504,914)

Other Income (Expense):
Interest income	5,869	5,644
Interest expense	(386,324)	(321,301)
Gain on forgiveness of PPP loan	484,493	-

Total other income (expense)	104,038	(315,657)

Loss before Income Taxes	(1,428,132)	(820,571)

Income Tax Benefit	509,605	191,582

Net Loss	$(918,527)	$(628,989)

Net loss per share - basic and diluted:
Basic	$(0.06)	$(0.04)
Diluted	(0.06)	(0.04)

Weighted average shares outstanding:
Basic	14,234,829	14,234,829
Diluted	14,234,829	14,234,829

HAMMITT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
Years Ended December 31, 2020 and 2019 (Restated)

	Common Stock				Preferred Stock

	Class A		Class B		Class A		Class B		Additional
	Number of		Number of		Number of		Number of		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at January 1, 2019	10,521,981	$40,909	1,052,198	$4,091	2,660,650	$1,971,000	-	$-	$79,595	$(2,320,351)	$(224,756)

Stock-based compensation - options	-	-	-	-	-	-	-	-	60,050	-	60,050

Net loss (restated)	-	-	-	-	-	-	-	-	-	(628,989)	(628,989)

Balance at December 31, 2019 (Restated)	10,521,981	40,909	1,052,198	4,091	2,660,650	1,971,000	-	-	139,645	(2,949,340)	(793,695)

Stock-based compensation - options	-	-	-	-	-	-	-	-	58,129	-	58,129

Net loss	-	-	-	-	-	-	-	-	-	(918,527)	(918,527)

Balance at December 31, 2020	10,521,981	$40,909	1,052,198	$4,091	2,660,650	$1,971,000	-	$-	$197,774	$(3,867,867)	$(1,654,093)

HAMMITT, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019 (Restated)
	2020	2019
		(Restated)
Cash Flows from Operating Activities:
Net loss	$(918,527)	$(628,989)
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Depreciation expense	118,322	94,671
Amortization of intangible assets	37,309	10,620
Stock-based compensation - options	58,129	60,050
Interest expense attributable to amortization of warrants	2,790	2,790
Bad debt expense (recovery)	25,173	(24,599)
Deferred tax benefit	(510,405)	(191,582)
Gain on forgiveness of PPP loan	(484,493)	-
Change in operating assets and liabilities:
Accounts receivable	(904,759)	727,914
Inventories, net	(159,190)	298,651
Prepaid expenses and other current assets	96,746	(47,089)
Stockholder interest receivable	9,152	(5,643)
Deposits	(24,900)	(24,500)
Deferred advertising costs	(409,532)	(222,755)
Accounts payable	1,461,738	30,593
Accrued expenses	65,731	36,390
Accrued interest	-	(2,199)
Unearned revenue	(45,674)	(30,480)
Income tax payable	800	-

Total adjustments	(663,063)	712,832

Net cash provided (used) by operating activities	(1,581,590)	83,843

Cash Flows from Investing Activities:
Purchase of intangible assets	(267,444)	(85,078)
Purchase of property and equipment	(57,737)	(276,416)

Net cash used by investing activities	(325,181)	(361,494)

Cash Flows from Financing Activities:
Net change in line of credit	688,738	569,567
Proceeds from issuance of stockholders notes payable	500,000	-
Proceeds from issuance of short-term note payable	500,000	-
Proceeds from issuance of PPP loan	484,493	-
Payments on stockholders note payable	(125,000)	-

Net cash provided by financing activities	2,048,231	569,567

Net Change in Cash	141,460	291,916

Cash at Beginning of Year	329,099	37,183

Cash at End of Year	$470,559	$329,099

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Hammitt, Inc. (the Company) is presented to assist in the understanding of the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Business Organization and Purpose

Hammitt, Inc. was organized in the state of California on August 12, 2008. The Company designs, markets and sells luxury handbags and accessories. The Company’s products are sold through traditional retail sales channels and online direct to consumer.

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts annually. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Trade accounts receivable is presented net of an allowance for doubtful accounts of $42,971 and $52,422 at December 31, 2020 and 2019, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in first-out method. The Company reviews inventory for indicators of impairment and records an allowance as deemed necessary. The Company has recorded a reserve for obsolete and slow moving inventories of $25,000 and $51,372 at December 31, 2020 and 2019, respectively.

Prepaid Expenses

The Company has made payments for trade shows and other consumables that will be received, consumed or used in a future period.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 years
Furniture and fixtures	7 to 10 years
Equipment	3 to 10 years
Vehicles	5 years

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Expenditures for maintenance and repairs are expensed when incurred, and betterments which extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are recorded in other income.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract (purchase orders) with customers are satisfied; generally, this occurs with the transfer of control of our products. Revenue is measured as the amount of consideration we expect to receive in exchange for the transferring of goods. The Company records amounts billed to customers related to shipping and handling as revenue. Shipping and handling costs are recognized in cost of sales. The Company recognizes revenue as of a point in time when the products have been shipped or at point-of-sale at physical store locations.

Adoption of New Accounting Standard

On January 1, 2020, the Company adopted the Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Topic 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. The Company adopted Topic 606 using the modified retrospective transition method only with respect to contracts not completed at the date of adoption. We have developed the additional expanded disclosures required; however, the adoption of Topic 606 did not have a material effect on the Balance Sheets, Statements of Operations, or Cash Flows.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax basis of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which those differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in other income in the statements of operations.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to selection for income tax examinations for years prior to 2017.

Stock-based Compensation

The Company issues equity-settled, stock-based payments to certain employees. Equity-settled, stock-based payments are measured at the fair value of the equity instruments at the date of grant. Stock-based awards are expensed on a straight-line basis over the vesting period, based on estimates of the number of instruments expected to vest.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by generally accepted accounting principles, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets to which the Company has access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability. Unobservable inputs should be used to measure fair value to the extent that observable inputs are not available.

The primary uses of fair value measures in the Company’s financial statements relate to stock-based compensation. Stock-based compensation is valued using Level 3 fair value inputs.

NOTE 3 – INVENTORIES

Inventories consist of the following at December 31, 2020 and 2019:

	2020	2019

Finished goods	$2,242,283	$2,273,960
Raw materials	282,213	117,718
Allowance for obsolete inventory	(25,000)	(51,372)

Total inventories, net	$2,499,496	$2,340,306

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – DEFERRED ADVERTISING COSTS

The Company expenses advertising costs as incurred, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefits.

Direct response advertising consists primarily of social media advertisements and direct mail that promote the Company’s products. The capitalized costs of the advertising are amortized based on the timing of sales made in response to the advertising.

At December 31, 2020 and 2019, capitalized direct-response advertising costs of $632,287 and $222,755, respectively, were included in the accompanying balance sheets. During the years ended December 31, 2020 and 2019, the Company incurred advertising costs of $4,764,495 and $3,053,898, respectively, which consists of amortization of direct response advertising in the amount of $3,378,978 and $1,488,943.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at December 31, 2020 and 2019:

	2020	2019

Trade show expenses	$55,346	$53,046
Inventory	4,139	92,649
Advertising	9,473	9,357
Software licenses	-	10,652
Other	713	713

Total prepaid expenses and
other current assets	$69,671	$166,417

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2020 and 2019:

	2020	2019

Leasehold improvements	$141,942	$129,192
Furniture and fixtures	256,137	248,349
Equipment	72,673	35,474
Vehicles	32,500	32,500
Less accumulated depreciation	(294,275)	(175,953)

Total property and equipment, net	$208,977	$269,562

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Depreciation expense totals $118,322 and $94,671 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7 – INTANGIBLE ASSETS

The Company’s intangible assets consist of certain capitalized costs associated with software and trademarks. The gross carrying amount and associated accumulated amortization of intangible assets is as follows at December 31, 2020 and 2019:

	2020	2019

Trademarks	$69,554	$47,117
Website upgrades	55,770	46,500
Software upgrades	264,155	28,417

	389,479	122,034
Accumulated amortization	(47,930)	(10,620)

Intangible assets, net	$341,549	$111,414

The website upgrades and software upgrades are being amortized over their estimated economic life of 3 years. The trademarks have an infinite life and are not being amortized.

Amortization expense for each of the years ended December 31, 2020 and 2019, totaled $37,309 and $10,620, respectively. Estimated amortization for future years is as follows:

December 31,

2021	$106,642
2022	96,021
2023	69,332

NOTE 8 – ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2020 and 2019:

	2020	2019

Payroll liabilities	$138,741	$91,187
Professional fees	54,376	25,707
Sales tax	8,595	-
Other	469	19,556

	$202,181	$136,450

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – LINE OF CREDIT

The Company maintains a $4,000,000 line of credit with a financial institution with an interest rate of 10.8%. Advances on the line of credit can be made up to 85% of eligible accounts receivable and 70% of eligible finished goods inventory. The carrying amount of accounts receivable that served as collateral totaled $1,538,242 and $658,656 at December 31, 2020 and 2019, respectively. The carrying amount of accounts receivable and finished goods inventory that served as collateral totaled $2,499,496 and $2,340,306 at December 31, 2020 and 2019, respectively. The line of credit requires monthly payments of accrued interest and a lump sum payment of principal and interest at maturity. The line of credit matures November 20, 2023. The Company had an outstanding balance on the line of credit of $2,166,031 and $1,477,293 at December 31, 2020 and 2019, respectively.

NOTE 10 – SHORT-TERM NOTE PAYABLE

In March 2020, the Company entered into a $500,000 note payable with a vendor. The note bears interest at 10% and is not collateralized. Equal monthly principal and interest payments begin in January 2021. The note matures in December 2021.

NOTE 11 – LONG-TERM OBLIGATIONS

In January 2020, the Company entered into an agreement with a vendor converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the Company and the vendor. The note bears interest at 10% and is not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was subsequently converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2020 and 2019.

NOTE 12 – SMALL BUSINESS ADMINISTRATION’S “PAYCHECK PROTECTION PROGRAM” (PPP)

In April 2020, the Company received a $484,493 loan via the Small Business Administration’s “Paycheck Protection Program” (PPP). The loan was intended to help the Company continue to fund payroll, rent, and utility payments for a twenty-four-week period. As per the rules of the PPP, the funds used for the previously mentioned expenses could become forgivable and would not need to be repaid. On December 3, 2020, the Company received forgiveness of all principal and interest payments for the PPP loan.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 13 – INCOME TAXES

Income tax (expense) benefit for the years ended December 31, 2020 and 2019, consist of the following:

	2020	2019
Current:
Federal	$-	$-
State	(800)	-

Total current	$(800)	$-

Deferred:
Federal	$349,168	$131,061
State	161,237	60,521

Total deferred	510,405	191,582

Total income tax benefit	$509,605	$191,582

Deferred tax assets consist of the following at December 31, 2020 and 2019:

	2020	2019

Net operating loss carryforward	$1,190,908	$612,495
Allowance for bad debts	12,025	14,670
Inventory reserve	6,996	14,376
Deferred advertising costs	(176,937)	(62,335)
Charitable donation	26,887	11,440
Depreciation and amortization	68,763	27,591

Total	$1,128,642	$618,237

NOTE 14 – EQUITY

The equity of the Company is comprised of classes of equity divided into Class A Common Stock, Class B Common Stock and Class A Preferred Stock.

Common Stock

Common Stock has Class A Common Stock and Class B Common Stock. Except as otherwise required by law, the Class A Common Stock, Class B Common Stock and Class C Common Stock have identical rights, powers and preferences, including rights to dividends and in liquidation. Class A Common Stock have the right to one vote per share whereas Class B Common Stock does not have any voting rights.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Preferred Stock

Class A Preferred Stock is convertible, at the option of the holder, at any time without payment of additional consideration into the number of shares of Class A Common Stock as determined by the original issue price by the Class A conversion price in effect at the time of conversion, adjusted for the effects of any dilution. The Class A Conversion Price is equal to $0.7921. Conversion Prices and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock is subject to adjustment. Preferred stockholders are entitled to the number of votes and dividends equal to the number of common shares into which the preferred stock is convertible. Preferred stock does not carry an annual dividend obligation. Preferred stock has preference over common stock in the case of liquidation.

NOTE 15 – STOCK-BASED COMPENSATION

Stock Option Grants

The Company’s Board of Directors has approved stock option grants to key employees to acquire the Company’s common stock. The awards vest over a 3-year period and have a grant date contractual life of 10 years. Compensation cost is recognized on a straight-line basis over the vesting period.

The following represents stock option activity during the years ended December 31, 2020 and 2019:

			Weighted	Weighted
		Weighted	Average	Average
	Number of	Average	Grant Date	Remaining
	Stock	Exercise	Fair	Contractual
	Options	Price	Value	Term

Outstanding - December 31, 2018	1,385,576	$0.51	$0.13	9.56
Granted	-	-	-	-

Outstanding - December 31, 2019	1,385,576	0.51	0.13	7.91
Granted	500,000	1.32	0.23	9.92

Outstanding - December 31, 2020	1,885,576	$0.73	$0.16	8.18

December 31, 2019
Options vested and exercisable	989,697	$0.51	$0.13	7.91
Options expected to vest	395,879	0.51	0.13	7.91

December 31, 2020
Options vested and exercisable	1,385,576	$0.51	$0.13	7.55
Options expected to vest	500,000	1.32	0.23	9.92

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The fair market value of stock options is estimated using the Black-Scholes valuation model, and the Company uses the following methods to determine its underlying assumption: expected volatilities are based on the historical volatilities of similar publicly-held companies; the expected term of options granted is based on the estimated time options will be outstanding; and the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent period if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.

At December 31, 2020, all of the Company’s outstanding stock options are to employees with service conditions.

During the years ended December 31, 2020 and 2019, the Company recognized stock-based compensation cost of $58,129 and $60,050, respectively, for employees with service conditions. Compensation cost for awards expected to vest in future years for employees with service conditions totals $37,679, $37,679 and $34,169 for the years ended December 31, 2021, 2022, and 2023, respectively. The weighted-average remaining vesting period for these awards approximates 2.91 years.

Management has utilized the Black-Scholes pricing model to calculate stock options granted to employees during the years ended December 31, 2020 and 2019. The inputs into the model are as follows:

	2020	2019

Expected volatility	53.36%	35.59%
Expected life	6.5 years	6.5 years
Risk free rate	0.61%	2.81%
Expected dividend rate	N/A	N/A

NOTE 16 – CONCENTRATIONS

The Company’s carrying amount of deposits with financial institutions was $470,559, and the bank balance was $283,495 all of which was covered by FDIC insurance at December 31, 2020.

For the years ended December 31, 2020 and 2019, approximately 18% and 40% of the Company’s revenues were derived from one and four customers, respectively.

NOTE 17 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

During the years ended December 31, 2020 and 2019, the Company paid interest of $383,534 and $323,500, respectively. The Company paid no income taxes during the years ended December 31, 2020 and 2019.

During the year ended December 31, 2019, the Company converted accounts payable in the amount of $1,500,000 to a long-term obligation.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 18 – COMMITMENTS

Operating Leases

The Company leases office, warehouse and retail space under noncancelable operation leases which expire between August 2021 and April 2023.

Minimum future lease obligations are as follows:

Year Ending
December 31,

2021	$298,680
2022	136,800
2023	19,600

Employment Agreement

The Company has an employment agreement with an executive. This written agreement requires annual base compensation of approximately $270,000 plus benefits. The initial term of the agreement ended November 27, 2020 and was extended until November 27, 2023, after which time the agreement will automatically renew each year unless terminated by either the Company or the employee.

NOTE 19 – RELATED-PARTY TRANSACTIONS

Management Agreement

In December 2018, the Company entered into a management agreement with a service provider related to a stockholder. The provider agrees to provide certain management, strategic and financial consulting services to the Company as long as the stockholder owns preferred shares equal to at least 13.33% of the voting stock of the Company. The agreement calls for monthly payments in the amount of $6,250. The Company paid $75,000 for these services for the years ended December 31, 2020 and 2019.

Stockholder Note Receivable

The Company entered into a $131,713 note receivable to a stockholder. The note bears interest at 3% and is due upon demand and is unsecured. Interest earned totaled $3,951 for each of the years ended December 31, 2020 and 2019. Interest receivable for the note was $5,869 and $15,021 at December 31, 2020 and 2019, respectively. The balance of the stockholder note receivable was $131,713 at December 31, 2020 and 2019.

Stockholder Notes Payable

The Company entered into a $500,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The Company entered into a $950,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in December 2022. During the year ended December 31, 2018, the company converted $450,000 of the note payable to Class A preferred shares. The balance of the stockholder note payable was $368,410 and $493,410 at December 31, 2020 and 2019, respectively.

In conjunction with the note, the Company issued warrants. The warrants are exercisable for 236,208 shares of common stock at an exercise price of $0.86 per share. The warrants, which expire November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	1.26%
Expected dividend rate	N/A

During the year ended December 31, 2018, the Company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 63,123 shares of common stock at an exercise price of $0.79 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	3.04%
Expected dividend rate	N/A

The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $2,790 during each of the years ended December 31, 2020 and 2019.

Future maturities of the stockholder notes payable are as follows:

December 31,

2021	$-
2022	371,200
2023	500,000

Total	$871,200

NOTE 20 – RECLASSIFICATIONS

Certain amounts in the 2019 financial statements have been reclassified to conform to the presentation in the 2020 financial statements. These reclassifications have no effect on net loss.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 21 – RESTATEMENT

Subsequent to the issuance of the December 31, 2019, financial statements, management determined deferred advertising costs were required to be recorded, which also impacted the income tax provision. The restatement changed the following 2019 financial statements accounts:

	As Previously	As
	Reported	Restated

Assets:
Current portion of deferred advertising costs	$-	$175,584
Deferred advertising costs, less current portion	-	47,171
Deferred tax asset	680,572	618,237
Stockholders' Deficit:
Accumulated deficit	(3,109,760)	(2,949,340)

Operating Expenses:
Selling	7,423,709	7,200,954

Income Tax Benefit	253,917	191,582

Net loss	(789,409)	(628,989)

NOTE 22 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through July 21, 2021, the date the financial statements were available to be issued.

In March 2021, a vendor converted a long-term obligation in the amount of $1,500,000 to 1,134,649 shares of Series B Preferred Stock.

On January 21, 2021, 9,469,783 shares of Class A Common Stock were converted to Class C Common Stock in the amount of $36,818. Class C Common Stock have no par value with 9,500,000 shares authorized and no shares issued and outstanding at December 31, 2020. Class C Common Stock have the right to three votes per share and are not assignable or transferable without first converting into Class A Common Stock, except by will or by the laws of descent and distribution. Each share of Class C Common Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of Class A Common Stock.